Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK
OF
ODYSSEY RE HOLDINGS CORP.
AT
$65.00 NET PER SHARE
BY
FAIRFAX INVESTMENTS USA CORP.
A WHOLLY OWNED SUBSIDIARY OF
FAIRFAX FINANCIAL HOLDINGS LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON OCTOBER 21, 2009, UNLESS THE OFFER IS EXTENDED.

The offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 18, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Odyssey Re Holdings Corp. (“Odyssey Re”), Fairfax Financial Holdings Limited (“Fairfax”) and Fairfax Investments USA Corp., a Delaware corporation and a wholly owned subsidiary of Fairfax (“Purchaser”). Pursuant to the Offer (as defined in this Offer to Purchase), Purchaser intends to acquire all of the shares of Odyssey Re common stock (the “Shares”) not currently owned by Fairfax and its subsidiaries. Upon consummation of the Offer, if the conditions to the second-step merger (as described herein) are satisfied or waived, Fairfax and Purchaser intend to effect a second-step merger (the “Merger”) as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer. No further action by any public stockholder of Odyssey Re will be required to consummate the second-step merger.

The Offer is subject to a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by Fairfax and its subsidiaries, and the directors and executive officers of Fairfax, Purchaser and Odyssey Re. The Offer is not subject to any financing condition. The offer is also subject to certain other conditions set forth in this offer to purchase. See “The Offer — Section 11. Conditions to the Offer” in this offer to purchase.

The board of directors of Odyssey Re, based on the unanimous recommendation of a special committee comprised solely of independent directors, has unanimously (with one member absent) (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries); (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) resolved to recommend that (A) Odyssey Re’s stockholders tender their Shares pursuant to the Offer and (B) to the extent any such holders do not tender their Shares and to the extent required by applicable law, that such non-tendering holders adopt and approve the Merger Agreement.

Neither the Securities and Exchange Commission nor any state, provincial or territorial securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

The offer is made in Canada for securities of a United States issuer in accordance with United States federal securities laws. Stockholders should be aware that the United States requirements applicable to the offer may differ from those of the provinces and territories of Canada.

Certain of the directors of Fairfax and all of the experts named in this offer to purchase reside outside of Canada. Substantially all of the assets of these persons and of the Purchaser may be located outside of Canada. The Purchaser has appointed Fairfax at 95 Wellington St. West, Suite 800, Toronto, Ontario, Canada, M5J 2N7 as its agent for service of process in Canada, but it may not be possible for stockholders to effect service of process within Canada upon the directors and experts referred to above. It may also not be possible to enforce against the Purchaser and its directors and officers and certain of the directors of Fairfax and the experts named in this offer to purchase judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

The Information Agent for the Offer is:

The Dealer Manager for the Offer is:

BofA Merrill Lynch

September 23, 2009

IMPORTANT

If you wish to tender all or any portion of your Shares in the Offer, this is what you must do:

•	if you are a record holder (that is, a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to BNY Mellon Shareowner Services, the Depositary for the Offer. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”;

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-877-750-9499 (toll-free in the United States or Canada) for assistance. (Banks and brokers may call collect at 212-750-5833.) See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” for further details;

•	if you are a participant in The Depository Trust Company, follow the procedure for book-entry transfer of Shares set forth in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”; or

•	if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. A stockholder may also contact such stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Fairfax Investments USA Corp., or Purchaser, is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp., or Odyssey Re, not owned by Fairfax Financial Holdings Limited, or Fairfax and its subsidiaries, for $65.00 per share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this offer to purchase, and you should carefully read this offer to purchase and the accompanying letter of transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this offer to purchase and the letter of transmittal. We have included in this summary term sheet cross-references to the sections of the offer to purchase containing a more complete description of the topics covered in this summary term sheet. Unless otherwise indicated, all dollar amounts set forth in this offer to purchase are expressed in United States dollars and references to “$,” “US$” and “dollars” are to United States dollars.

Who is offering to buy my securities?

Our name is Fairfax Investments USA Corp. We are a Delaware corporation formed for the purpose of making this tender offer. We are an indirect, wholly owned subsidiary of Fairfax Financial Holdings Limited, a Canadian corporation. As of the date of this offer to purchase, Fairfax and its subsidiaries own approximately 72.6% of the outstanding shares of Odyssey Re common stock. See “The Offer — Section 8. Certain Information Concerning Purchaser and Fairfax.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of Odyssey Re common stock not owned by Fairfax and its subsidiaries, which we refer to as the Fairfax Group. See “Introduction.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $65.00 per share, net to seller in cash, without interest, and less any applicable withholding of taxes.

Will I have to pay any fees or commissions? Is the payment subject to withholding of taxes?

If you are the record owner of your shares of Odyssey Re common stock and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you beneficially own your shares of Odyssey Re common stock through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.” Payments in connection with the offer may also be subject to backup United States federal income tax withholding at a rate of 28%, if certain requirements are not met. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

Do you have the financial resources to make payment?

Yes. We estimate the total amount of funds necessary to purchase all of the outstanding shares of Odyssey Re common stock that the Fairfax Group does not currently own and to pay related fees and expenses to be approximately $1.1 billion. Fairfax has sufficient cash and cash equivalents on hand, which it will provide to us, to purchase all shares of Odyssey Re common stock validly tendered in the offer. The offer is not subject to any financing condition. See “The Offer — Section 9. Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of Odyssey Re common stock representing at least a majority of the outstanding shares, excluding shares owned by the Fairfax Group, and the directors and executive officers of Fairfax, Purchaser and Odyssey Re. We refer to this condition as the “majority of minority condition”. This condition is not waivable. We entered into an agreement with Marshfield Associates, Inc., an investment advisor with management and control over approximately 2.7 million shares of common stock of Odyssey Re, pursuant to which Marshfield Associates, Inc. has agreed to tender all of the shares of common stock of Odyssey Re over which it exercises management and control no later than 5 business days after the commencement of the offer. See “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares — Marshfield Support Agreement”. The offer is also subject to a number of other conditions described below in this offer to purchase, including obtaining certain insurance regulatory approvals. The offer is not subject to a financing condition. See “The Offer — Section 11. Conditions to the Offer” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

Is there an agreement governing the offer?

Yes. Fairfax, Purchaser and Odyssey Re have entered into an Agreement and Plan of Merger, dated as of September 18, 2009, which we refer to as the merger agreement. The merger agreement provides, among other things, for the terms and conditions of this tender offer. In addition, if the offer is completed, in accordance with the terms of the merger agreement Fairfax will, as promptly as practicable, cause a second-step merger of Purchaser and Odyssey Re in which all remaining stockholders of Odyssey Re (other than the Fairfax Group and other than stockholders properly exercising their appraisal rights) would, without the need for further action by any such stockholder, receive the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes.

What does the board of directors of Odyssey Re think of the offer?

Odyssey Re’s board of directors, based upon the unanimous recommendation of a special committee of the board of directors comprised solely of independent directors, has unanimously (with one member absent)

•	determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the second-step merger, are fair to and in the best interests of Odyssey Re and the holders of shares of Odyssey Re common stock (other than Fairfax and its subsidiaries);

•	approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer and the second-step merger, and

•	resolved to recommend that (1) Odyssey Re’s stockholders tender their shares of Odyssey Re common stock pursuant to the offer; and (2) to the extent any such holders do not tender their shares of Odyssey Re common stock and to the extent required by applicable law, that such non-tendering holders adopt and approve the merger agreement.

See “Introduction,” “Special Factors — Section 1. Background” and “Special Factors — Section 3. The Recommendation by the Special Committee.”

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to Odyssey Re’s stockholders who are not affiliated with the Fairfax Group, based upon the factors set forth under “Special Factors — Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger.”

What is the market value of my shares as of a recent date?

On September 4, 2009, the last trading day before Fairfax announced that it was proposing to acquire all of Odyssey Re’s common stock, the per share closing price of Odyssey Re common stock reported on the New York Stock Exchange was $50.07. On September 22, 2009, the last trading day before the date we commenced this offer, the per share closing price of Odyssey Re common stock reported on the New York Stock Exchange was $64.62. We encourage you to obtain a recent price for shares of Odyssey Re’s common stock in deciding whether to tender your shares. See “The Offer — Section 6. Price Range of the Shares; Dividends.”

Do you have interests in the offer that are different from my interests as a stockholder of Odyssey Re?

Yes. Our interests in the offer and second-step merger are different from those of stockholders being asked to sell their shares. On the one hand, if you sell shares in the offer or your shares are converted in a second-step merger, you will cease to have any interest in Odyssey Re and will not have the opportunity to participate in the future earnings or growth, if any, of Odyssey Re. On the other hand, we will benefit from any future increase in the value of Odyssey Re. We will also bear the burden of any future decrease in the value of Odyssey Re. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger.”

Is this the first step in a going-private transaction?

Yes. The purpose of the offer is to acquire as many of the shares of Odyssey Re common stock not currently owned by the Fairfax Group as possible as a first step in acquiring all of the shares of common stock of Odyssey Re. If we are successful, shares of Odyssey Re common stock will no longer be publicly owned and will cease to be listed on the New York Stock Exchange and, in the event that there are no other registered securities of Odyssey Re, or contractual arrangements that would require Odyssey Re to continue to make filings with the Securities and Exchange Commission (which we refer to as the “SEC”) and Canadian securities regulators, Odyssey Re may cease to make filings with the SEC and Canadian securities regulators and to comply with the SEC’s rules relating to public companies and the rules of Canadian securities regulators relating to reporting issuers. See “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

Will the offer be followed by a merger if all the shares are not tendered in the offer?

If the offer is completed, we will effect a second-step merger as promptly as practicable. In accordance with the terms of the merger agreement, Purchaser will merge with and into Odyssey Re, with Odyssey Re continuing as the surviving corporation. If following the consummation of the offer the Fairfax Group owns 90% or more of the outstanding shares of Odyssey Re common stock (including as a result of our exercise of the top up option described below), subject to receipt of any required insurance regulatory approvals, we are obligated to consummate a short-form merger in accordance with the terms of the merger agreement without a vote of, or prior notice to, Odyssey Re’s stockholders. If the Fairfax Group does not own 90% or more of the outstanding shares of Odyssey Re common stock following consummation of the offer, we, as Odyssey Re’s majority stockholder, intend to approve the merger by written consent without the affirmative vote of any other Odyssey Re stockholder in accordance with the merger agreement. When the merger takes place, all remaining stockholders (other than the Fairfax Group and other than stockholders properly exercising their appraisal rights) will receive the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes. See “Special Factors — Section 9. Summary of the Merger Agreement.”

What is the “top up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we own less than 90% of the outstanding shares, we have the option to purchase from Odyssey Re a number of newly-issued shares of Odyssey Re common stock equal to a number of shares that, when added to the number of shares owned by the Fairfax Group, constitutes no less than one share more than 90% of the outstanding shares of Odyssey Re common stock (on a fully-diluted basis and taking into account the issuance of the shares pursuant to the top up option) at a price per share equal to the price per share paid in the offer. The top up option cannot be exercised if the number of top up option shares would exceed the number of authorized but unissued and unreserved shares. We may exercise the top up option at any time after the consummation of the offer and prior to the earlier of the effective time of the merger and the termination of the merger agreement. If we exercise the top up option and thereby obtain ownership of 90% of the outstanding shares of Odyssey Re common stock, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Odyssey Re. See “Special Factors — Section 9. Summary of the Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, we will effect a second-step merger as soon as practicable thereafter in accordance with the merger agreement and stockholders not tendering in the offer (other than the Fairfax Group and other than those stockholders properly exercising their appraisal rights) will receive as merger consideration the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes. Therefore, if the offer is successful, the only difference to you between tendering your shares and not tendering your shares in the offer is that you will be paid earlier if you tender your shares in the offer, unless you seek an appraisal for your shares. If and when we consummate the merger, if you perfect your rights to appraisal under the Delaware General Corporation Law, you may receive an amount that is different from the consideration being paid in the merger. See the “Introduction,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors —

Section 10. Appraisal Rights; Rule 13e-3” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

How long do I have to decide whether to tender in the offer? Can the offer be extended?

You will have until 12:00 midnight, New York City time, on October 21, 2009, to tender your shares of Odyssey Re common stock. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in this offer to purchase. We can elect at any time to extend the offer. If we extend the offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. We may also decide to establish a subsequent offering period of up to 15 business days in certain circumstances, although we are not obligated to do so unless we purchase shares in the offer, hold less than 90% of the outstanding shares and are requested to do so by Odyssey Re. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	if you are a record holder (that is, a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to BNY Mellon Shareowner Services, the depositary for the offer. These materials must reach the depositary prior to the expiration of the offer. Detailed instructions are contained in the letter of transmittal and in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”;

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary prior to the expiration of the offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated, the information agent for the offer, at 1-877-750-9499 (toll-free in the United States or Canada) for assistance. (Banks and brokers may call collect at 212-750-5833.) See “The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares” for further details;

•	if you are a participant in The Depository Trust Company, follow the procedure for book-entry transfer of shares set forth in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”; or

•	if you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

In any case, the depositary must receive all required documents prior to the expiration date of the offer, which is 12:00 midnight, New York City time, on October 21, 2009, unless the offer is extended. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time prior to the expiration of the offer and, if we have not accepted your shares for payment by November 23, 2009, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw, however, will not apply to any subsequent offering period if we elect to establish one. To withdraw shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See “The Offer — Section 4. Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See “The Offer — Section 4. Withdrawal Rights.”

Are appraisal rights available in either the offer or any subsequent merger?

Appraisal rights are not available in connection with the offer. However, if the offer is successful, a merger will be consummated and appraisal rights will be available to holders of shares at the time of the merger who have not tendered their shares in the offer, demand appraisal of their shares and otherwise comply with the applicable statutory procedures under Delaware law. See “Special Factors— Section 10. Appraisal Rights; Rule 13e-3.”

Generally, what are the United States federal income tax consequences of tendering shares or having shares exchanged for cash in the second-step merger?

If you are a U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences”), the sale or exchange of your shares pursuant to the offer or the second-step merger will be a taxable transaction for United States federal income tax purposes. See “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

If you are a Non-U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences”), any gain realized upon the sale of your shares pursuant to the offer or the second-step merger generally will not be subject to United States federal income tax. See “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

Holders of shares of Odyssey Re’s common stock should consult their tax advisors about the tax consequences of participating in the offer in light of their particular circumstances.

To whom may I speak if I have questions about the tender offer?

You may call Innisfree M&A Incorporated, the information agent for the offer, toll free at 1-877-750-9499 for assistance. (Banks and brokers may call collect at 212-750-5833.) You may also call Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the offer, at (888) 803-9655 (toll free). See the back cover of this offer to purchase for additional contact information.

To the Holders of Common Stock of Odyssey Re:

INTRODUCTION

Fairfax Investments USA Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”), hereby offers to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation (“Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries (the “Fairfax Group”), at a price of $65.00 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Tendering stockholders who are the record owners of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether the institution will charge any service fees. However, if you fail to provide a Form W-9 or the appropriate Form W-8, as applicable, you may be subject to a required backup federal United States income tax withholding of 28% of the gross proceeds payable in the Offer. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain United States Federal Income Tax Consequences.” Fairfax and Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch” or the “Dealer Manager”), BNY Mellon Shareowner Services (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer and in accordance with the terms of the agreements entered into by and between Purchaser and/or Fairfax and each such person. See “The Offer — Section 14. Fees and Expenses.”

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares that will constitute at least a majority of the outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer (excluding the Shares beneficially owned by the Fairfax Group, and the directors and executive officers of Fairfax, Purchaser and Odyssey Re). This condition is referred to as the “Majority of Minority Condition.” The Majority of Minority Condition is not waivable.

The Offer is also subject to certain other conditions described in “The Offer — Section 11. Conditions to the Offer.”

According to Odyssey Re, as of September 17, 2009 there were 58,430,892 Shares issued and outstanding (excluding treasury Shares). As of the date of this Offer to Purchase, the Fairfax Group owns 42,399,400 Shares. To the best of our knowledge after reasonable inquiry, directors and executive officers of Fairfax and Purchaser (other than the controlling shareholders of Fairfax) beneficially own 18,982 Shares as of the date of this Offer to Purchase. Based on information from Odyssey Re, Fairfax and Purchaser believe that, as of September 17, 2009, 916,524 Shares were beneficially owned by directors and executive officers of Odyssey Re (other than those who are also directors and officers of the Fairfax Group).

Based on the foregoing, Fairfax and Purchaser believe that, as of September 4, 2009, there were 15,095,986 Shares outstanding, excluding Shares owned by the Fairfax Group, and the directors and executive officers of Fairfax, Purchaser and Odyssey Re. Therefore, Fairfax and Purchaser believe that the Majority of Minority Condition would be satisfied if at least approximately 7,547,994 Shares are validly tendered prior to the expiration of the Offer.

On September 18, 2009, Marshfield Associates, Inc., an investment advisor with management and control over approximately 2.7 million Shares (“Marshfield”), entered into an agreement with Fairfax, pursuant to which Marshfield agreed to tender all of the Shares over which it has management and control no later than five business days after the commencement of the Offer, subject to certain conditions. See “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares — Marshfield Support Agreement.” As of the close of markets on September 17, 2009 (subject to orders not yet reported to Marshfield by the custodians holding Shares), Marshfield had management and control over 2,739,247 Shares, which represents 4.9% of the outstanding Shares. Marshfield is unaffiliated with Fairfax. Assuming Marshfield tenders all of the Shares over which it exercised management control as of the close of market on September 17, 2009, the Majority of Minority Condition will be satisfied if an additional 4,808,747 Shares held by Odyssey Re’s unaffiliated stockholders are validly tendered and not validly withdrawn prior to the expiration of the Offer. In this Offer to Purchase, any reference to stockholders refers to the holders of Shares and not to holders of Odyssey Re’s 8.125% non-cumulative Series A preferred stock or holders of Odyssey Re’s floating rate non-cumulative Series B preferred stock.

The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by the Fairfax Group as possible as a first step in acquiring all of the shares of common stock of Odyssey Re. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 18, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Fairfax, Purchaser and Odyssey Re.

If the Offer is completed, in accordance with the terms of the Merger Agreement Fairfax will, as promptly as practicable, cause a second-step merger of Purchaser and Odyssey Re (the “Merger”) in which all remaining stockholders other than the Fairfax Group would, without the need for further action by any public stockholder, receive the same price per share as was paid in the offer, without interest and less any applicable withholding of taxes. In the Merger, each then issued and outstanding Share (other than Shares held by the Fairfax Group and Shares held by stockholders who validly perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be cancelled and converted into and represent the right to receive the Offer Price. Non-tendering stockholders will have appraisal rights, whereby such stockholder may receive the “fair value” of their shares as determined by the Delaware Chancery Court, by following the procedures required by the DGCL. See “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

If following consummation of the Offer, or upon exercise of the top up option provided to Fairfax and Purchaser in the Merger Agreement, the Fairfax Group owns a number of Shares representing at least 90% of the outstanding Shares Fairfax is obligated, pursuant to the Merger Agreement, to consummate the Merger as a short-form merger of Purchaser and Odyssey Re in accordance with the applicable provisions of the DGCL. Under the DGCL, such a Merger may be consummated without a vote of, or prior notice to, Odyssey Re’s stockholders or board of directors. If the Offer is completed and the Fairfax Group does not own a number of Shares representing at least 90% of the Shares, Fairfax, as Odyssey Re’s majority stockholder, intends to approve the Merger by written consent without the affirmative vote of any other Odyssey Re stockholder in accordance with the Merger Agreement.

If the Offer is not completed for any reason (including a failure to satisfy the Majority of Minority Condition), Fairfax will review its options. These options include doing nothing, purchasing Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Odyssey Re. No assurance can be given as to the price per share that may be paid in any such future acquisition of Shares, which may be higher or lower than or the same as the Offer Price. See “Special Factors — Section 7. Effects of the Offer.” For a discussion of other actions that Fairfax and Purchaser may take if the Offer is not completed, see “Special Factors — Section 8. Conduct of Odyssey Re’s Business if the Offer Is Not Completed.”

Odyssey Re’s board of directors, based upon the unanimous recommendation of a special committee of the board of directors comprised solely of independent directors has unanimously (with one member absent): (1) determined that that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries); (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) resolved to recommend that (A) Odyssey Re’s stockholders tender their Shares pursuant to the Offer; and (B) to the extent any such holders do not tender their Shares and to the extent required by applicable law, such non-tendering holders adopt and approve the Merger Agreement. A more complete description of Odyssey Re’s board of directors’ reasons for approving the Offer and the Merger will be set forth in Odyssey Re’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be mailed to the stockholders of Odyssey Re within 10 business days of the mailing of this Offer to Purchase.

This Offer to Purchase includes certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of Fairfax and Purchaser, including statements concerning Fairfax’s and Purchaser’s plans with respect to the Shares or actions if the Offer is not completed. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

•	whether the conditions to the Offer will be satisfied;

•	general economic, capital market and business conditions;

•	competitive factors in the industries and markets in which each of Odyssey Re and Fairfax operates, and general industry trends;

•	the effect of war, terrorism or catastrophic events;

•	changes in government regulation;

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and

•	the ability of Fairfax to execute fully on its business strategy after taking Odyssey Re private.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Odyssey Re’s stockholders.

SPECIAL FACTORS

1.	Background

Odyssey Re was formed by Fairfax primarily through the combination of businesses acquired by Fairfax in 1996 and 1999. In June 2001, Odyssey Re completed its initial public offering at $18.00 per share, with most of the proceeds being paid to Fairfax. Since Odyssey Re’s initial public offering, Fairfax has maintained ownership of a majority of the Shares and has reviewed, on a continuous basis, various factors related to its investment in Odyssey Re, including the price and availability of the Shares, developments affecting the reinsurance business, other investment and business opportunities available to Fairfax and Fairfax’s financial condition as a whole, as well as general market and economic conditions. Based upon these and other factors, Fairfax has at various times purchased and sold Shares, which increased or decreased, as the case may be, Fairfax’s investment in Odyssey Re.

As part of its regular, ongoing review of Fairfax’s businesses and investments, management of Fairfax discusses Fairfax’s long-term strategic goals and how best to address such goals. As part of such a review, management also regularly considers potential investment opportunities such as business combinations, acquisitions, dispositions, joint ventures, strategic partnerships and other strategic alternatives, and evaluates Fairfax’s ownership interest in its majority-owned subsidiaries, including Odyssey Re.

In February 2009, Fairfax completed a going-private transaction pursuant to which it acquired all of the outstanding shares of Northbridge Financial Corporation that it did not already own and Northbridge became a wholly owned subsidiary of Fairfax. Similarly, in July 2009, Fairfax announced a formal offer to acquire all of the outstanding common shares of Advent Capital (Holdings) Plc that it did not already own. On September 2, 2009, Fairfax announced that it had received valid acceptances representing 97.6% of the outstanding shares of Advent not already owned by Fairfax and its subsidiaries and had commenced the process to acquire all remaining Advent shares pursuant to the compulsory acquisition provisions of U.K. law.

On August 13, 2009, Fairfax launched an offering of C$150 million of senior notes, which was increased to C$400 million as a result of significant investor demand. The purpose of the offering was to increase cash, short term investments and marketable securities at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes. In light of the positive response to its senior notes offering and its overall assessment of Fairfax’s financial flexibility and strong financial position, management considered a transaction pursuant to which Fairfax would acquire all of the Shares that the Fairfax Group did not currently own (the “Potential Transaction”). On the evening of August 14, 2009, management of Fairfax concluded that Fairfax should explore a Potential Transaction. On the morning of August 15, 2009, Fairfax contacted its U.S. legal advisor, Shearman & Sterling LLP (“Shearman & Sterling”) and its financial advisor, BofA Merrill Lynch and advised that Fairfax had decided to explore a Potential Transaction. Over the next several days, management of Fairfax, Shearman & Sterling and BofA Merrill Lynch discussed various structuring alternatives and other matters. Fairfax management concluded that it desired to offer a fair price to holders of Shares and to seek the approval of the board of directors of Odyssey Re.

Although it had not yet reached a view on the price per Share of a Potential Transaction, Fairfax management, with the support of Fairfax’s board of directors, decided that Fairfax should advise the board of directors of Odyssey Re that Fairfax was considering a Potential Transaction. During the week of August 17, 2009, V. Prem Watsa, the Chairman and Chief Executive Officer of Fairfax, who also serves as the Chairman of the board of directors of Odyssey Re, individually notified the members of the board of directors of Odyssey Re who are not directors or officers of Fairfax that Fairfax was interested in exploring a Potential Transaction. Mr. Watsa also requested that a meeting of the board of directors of Odyssey Re be convened.

A meeting of the board of directors of Odyssey Re was held on August 21, 2009, at which Mr. Watsa formally advised the board of directors of Fairfax’s interest in a Potential Transaction. Mr. Watsa also advised the board of directors that Fairfax’s objective was to offer a fair price to holders of Shares and to seek the approval of the board of directors of Odyssey Re before proceeding with a Potential Transaction. Mr. Watsa did not, however, indicate the price Fairfax proposed to pay or otherwise propose any terms with respect to a Potential Transaction. At the meeting, Shearman & Sterling, the long standing U.S. legal advisor to Fairfax and Odyssey Re, provided a presentation to the board of directors of Odyssey Re which included a detailed review of the fiduciary duties owed by a board of directors upon receipt of a “going private” proposal such as the one which Fairfax was contemplating making. The presentation discussed certain procedures that the Odyssey Re board of directors should consider implementing in connection with the Potential Transaction, including the formation of a special committee of the board of directors to review, consider, negotiate and approve or reject any Potential Transaction proposed by Fairfax, to help ensure that a transaction entered into between Odyssey Re and Fairfax, if any, would be fair to the holders of Shares unaffiliated with Fairfax. Following a discussion among the members of the board of directors, the board of directors of Odyssey Re resolved to appoint a special committee (the “Special Committee”) comprised of Patrick Kenny, Peter Bennett and Robert Solomon, none of whom is a current or former officer or employee of Odyssey Re or a current or former director, officer or employee of Fairfax, and vested the Special Committee with the power and authority, among other things, to review, evaluate and negotiate the terms of any Potential Transaction and to reject any Potential Transaction. The Special Committee was also granted the power and authority to retain and employ its own legal, financial and other advisors to assist the Special Committee in its review, evaluation and negotiation of any Potential Transaction. Mr. Kenny was named Chairman of the Special Committee. During the August 21, 2009 board meeting, the board of directors of Odyssey Re also resolved that the board would not recommend a Potential Transaction for approval by Odyssey Re’s stockholders without a prior favorable recommendation of the Potential Transaction by the Special Committee.

Over the course of the week of August 24, 2009, management of Fairfax held a series of discussions with Shearman & Sterling and BofA Merrill Lynch to discuss timing, process, structural alternatives and valuation considerations in connection with a Potential Transaction.

On August 25, 2009, Mr. Watsa contacted Mr. Kenny to inform the Special Committee that Fairfax had retained BofA Merrill Lynch as its financial advisor in connection with the Potential Transaction and BofA Merill Lynch was assisting Fairfax in reaching a preliminary view on valuation of Odyssey Re.

On August 31, 2009, Shearman & Sterling and BofA Merrill Lynch reviewed with management of Fairfax information and analyses regarding Odyssey Re and other publicly traded reinsurance companies, transactions similar to the Potential Transaction and other financial information and analyses. Following these discussions, Fairfax management concluded that, subject to various matters including the availability of financing, Fairfax should acquire all of the outstanding Shares that Fairfax and its subsidiaries did not currently own for $58.00 per Share in cash.

On August 31, 2009, Fairfax filed a shelf registration statement with the Securities and Exchange Commission (the “SEC”) and a base prospectus with the various Canadian securities commissions, which provided for the public offer and sale of equity and debt securities of Fairfax. During the week of August 31, 2009, management of Fairfax engaged in discussions with BofA Merrill Lynch and, commencing on September 4, 2009, with certain other investment banks regarding the possibility of issuing Fairfax subordinate voting shares to fund a Potential Transaction.

On the morning of September 1, 2009, Mr. Kenny contacted Mr. Watsa to inform Mr. Watsa that the Special Committee had retained Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) as its independent financial advisor to assist the Special Committee in its review and evaluation of any offers that Fairfax might eventually make.

On September 1, 2009, Mr. Watsa met with Marshfield, which had management and control over the largest block of Shares held by Odyssey Re’s unaffiliated stockholders. After receiving Marshfield’s agreement to maintain the confidentiality of the information to be conveyed, Mr. Watsa advised Marshfield of the Potential Transaction. At that time, Marshfield indicated that, at the right price, it would be supportive of a Potential Transaction.

On the morning of September 2, 2009, Mr. Watsa communicated to Mr. Kenny by telephone that Fairfax was considering a proposal to acquire all of the outstanding Shares that Fairfax and its subsidiaries did not currently own for $58.00 per Share in cash, subject to financing and favorable review of the Proposed Transaction by the rating agencies (the “First Proposal”). Mr. Watsa further advised Mr. Kenny that Fairfax was considering a public offering of its subordinate voting shares, the net proceeds of which would be used to fund the First Proposal.

Later on September 2, 2009, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal advisor to the Special Committee, and Sandler O’Neill spoke with representatives of BofA Merrill Lynch regarding Fairfax’s proposed offer, including Fairfax’s intentions with respect to communicating with the rating agencies and eliminating its financing condition. In addition, as part of its discussion with BofA Merrill Lynch, Sandler O’Neill requested a meeting with Mr. Watsa and the Fairfax investment professionals overseeing Odyssey Re’s securities portfolio, which was scheduled for the following Friday, September 11, 2009.

On September 3 and 4, 2009, BofA Merrill Lynch reviewed with management of Fairfax information and analyses regarding Odyssey Re and other publicly traded reinsurance companies, transactions similar to the Potential Transaction and other financial information and analyses.

On September 4, 2009, a meeting of Fairfax’s board of directors was held to discuss a Potential Transaction and to consider a public offering of subordinate voting shares, the net proceeds of which would be used to fund a Potential Transaction. Following discussions and questions by the board members to Fairfax’s management, Fairfax’s board of directors authorized Fairfax’s management to proceed with a transaction to acquire all of the outstanding Shares that Fairfax did not own (the “Transaction”) and also authorized a public offering of subordinate voting shares, the net proceeds of which would be used to fund the Transaction.

That same day, the management of Fairfax, after consultation with BofA Merrill Lynch, determined that Fairfax should propose acquiring all of the outstanding Shares for a price of $60.00 per Share in cash, which represented a 19.8% premium over the closing price that day, a 23.2% premium over the 30-day average closing price and a multiple of 1.16x Odyssey Re’s book value per share as of June 30, 2009 as compared to an average multiple of approximately 0.91x for a group of reinsurance peers as of the same date. In addition, based on Odyssey Re’s initial public offering price of $18.00 per share in June 2001, the $60.00 price per Share represented a compounded annual return, including dividends, of 16.2%.

On September 4, 2009, BofA Merrill Lynch sent to Simpson Thacher and Sandler O’Neill a preliminary valuation analysis relating to Odyssey Re that BofA Merrill Lynch had prepared.

On September 4, 2009, Mr. Watsa contacted Marshfield to advise it that Fairfax was considering making a proposal to acquire all of the outstanding Shares that Fairfax and its subsidiaries did not own for $60.00 per Share in cash. At that time, Marshfield indicated that it would not support a $60.00 per Share offer but that it was willing to continue discussions.

Later in the day on September 4, Mr. Watsa and a representative of BofA Merrill Lynch telephoned Mr. Kenny to advise him that Fairfax was prepared to raise approximately $1 billion by issuing equity and that Fairfax proposed to acquire all of the outstanding Shares that Fairfax and its subsidiaries did not own for $60.00 per Share in cash, without any financing condition (the “Second Proposal”). Mr. Watsa stated that the rating agencies had reviewed the Transaction and had indicated that no change in ratings was expected for either Odyssey Re or the Fairfax companies. Mr. Watsa also informed Mr. Kenny that because the Second Proposal was not subject to any rating agency or financing condition, Fairfax intended to issue a press release to announce the Second Proposal and the equity offering. Mr. Watsa also informed Mr. Kenny of his earlier conversation with Marshfield. Separately, a representative of BofA Merrill Lynch informed representatives of Sandler O’Neill and Simpson Thacher of the Second Proposal and Fairfax’s intention to issue a press release. After the close of markets on that same day, Fairfax issued a press release announcing the Second Proposal and filed it with the SEC under cover of Schedule TO.

Over the course of Labor Day weekend, representatives of BofA Merrill Lynch and Sandler O’Neill discussed in further detail the revised proposal, Fairfax’s discussions with Marshfield and the related equity financing by Fairfax, but did not negotiate any terms related to the Second Proposal. Sandler O’Neill informed BofA Merrill Lynch that it was still conducting its review of Odyssey Re and that the Special Committee would respond at the appropriate time.

On September 8, 2009, Odyssey Re issued a press release confirming that Odyssey Re had received the Second Proposal from Fairfax. In that press release, Odyssey Re announced that a Special Committee of Odyssey Re’s board of directors comprised solely of independent directors had been previously appointed and was reviewing and evaluating the Second Proposal. Odyssey Re further announced that the Special Committee had engaged Simpson Thacher as its independent legal counsel and Sandler O’Neill as its independent financial advisor to assist the Special Committee in its review and evaluation of the Second Proposal.

On the morning of September 8, 2009, Fairfax launched an offering of 2,881,844 subordinate voting shares at a price of $347.00 per share. On that same day, Fairfax received commitments to purchase all of the 2,881,844 subordinate voting shares. Mr. Watsa telephoned Mr. Kenny to advise him that Fairfax had received commitments to purchase all 2,881,844 subordinate voting shares for net proceeds of $983.0 million and that upon completion of the offering Fairfax would have the necessary funds to purchase all of the Shares pursuant to the Second Proposal. Fairfax completed the offering of subordinate voting shares on September 11, 2009.

Over the course of the week of September 8, 2009, representatives of Sandler O’Neill spoke with representatives of BofA Merrill Lynch regarding the status of the Special Committee’s review of the Fairfax proposal. On September 10, 2009, BofA

Merrill Lynch requested that Fairfax and its advisors be provided with certain information related to the financial and operating performance of Odyssey Re that had been previously provided to Sandler O’Neill, including financial projections prepared by Odyssey Re management. These materials were subsequently provided to BofA Merrill Lynch.

On September 11, 2009, Fairfax management and the Fairfax investment professionals overseeing Odyssey Re’s securities portfolio met telephonically with representatives of Sandler O’Neill and BofA Merrill Lynch to discuss the performance of Odyssey Re’s securities portfolio. Following that call, Sandler O’ Neill, on behalf of the Special Committee, and BofA Merrill Lynch, on behalf of Fairfax, engaged in discussions regarding their respective views on value.

On September 16, 2009, Mr. Kenny contacted Mr. Watsa and informed him that the Special Committee had reviewed the Second Proposal and believed that the Second Proposal was inadequate, did not reflect the inherent value of Odyssey Re and would not be supported by the Special Committee. Mr. Kenny further advised Mr. Watsa that the Special Committee would be willing to provide Mr. Watsa with a price counterproposal that the Special Committee would be willing to support, assuming that Fairfax agreed to the other principal terms of a transaction, which Messrs. Kenny and Watsa did not discuss at that time. Mr. Kenny then advised Mr. Watsa that the Special Committee would agree to support a transaction at a price of $66.00 per Share. Mr. Kenny also proposed that representatives of Sandler O’Neill meet with representatives of BofA Merrill Lynch to discuss further the Special Committee’s counterproposal in order to more fully inform Fairfax and its advisors of the bases for the Special Committee’s counterproposal. In response, Mr. Watsa indicated that Fairfax could increase its offer price to $64.00 per Share (the “Third Proposal”) and that Marshfield had indicated to Fairfax earlier that day that it could be willing to support a Potential Transaction at that price. Mr. Kenny reiterated that the Special Committee was willing to support a transaction at a price of $66.00 per Share and advised Mr. Watsa that he had not been mandated to negotiate a lower price with Mr. Watsa, but that he would advise the other members of the Special Committee and its advisors of the Third Proposal.

On September 16 and 17, 2009, BofA Merrill Lynch reviewed with management of Fairfax information and analyses regarding Odyssey Re and other publicly traded reinsurance companies, transactions similar to the Potential Transaction and other financial information and analyses.

On September 16 and 17, 2009, Sandler O’Neill, on behalf of the Special Committee, and BofA Merrill Lynch, on behalf of Fairfax, engaged in discussions regarding the Third Proposal and exchanged their respective views on value. Shearman & Sterling also contacted Simpson Thacher on September 16, 2009 to discuss transaction structure and other legal matters. Shearman & Sterling and Simpson Thacher had further discussions on September 17, 2009.

On September 17, 2009, a meeting of the board of directors of Fairfax was held at which Mr. Watsa was authorized to conclude negotiations with the Special Committee.

After further discussions with Sandler O’Neill on September 17, 2009, BofA Merrill Lynch advised management of Fairfax that Sandler O’Neill continued to justify the Special Committee’s counter-proposal of $66.00 per Share. In the afternoon on September 17, 2009, Mr. Watsa telephoned Mr. Kenny and informed Mr. Kenny that Fairfax would agree to increase its offer price to $65.00 per Share, which represented Fairfax’s best and final offer (the “Final Proposal”). Mr. Kenny indicated that he believed he could personally support the Final Proposal but that he would need to convene a meeting of the Special Committee and its advisors to consider the Final Proposal.

Later in the afternoon of September 17, 2009, Mr. Watsa contacted Marshfield to advise Marshfield of the Final Proposal. Marshfield indicated to Mr. Watsa that, subject to approval of the Final Proposal by the Special Committee, it would be willing to tender the Shares it controlled at $65.00 per Share.

On the evening of September 17, 2009, Simpson Thacher delivered a draft of the Merger Agreement to Shearman & Sterling. Over the course of that evening and early the next day, the Special Committee and Fairfax and their respective legal advisors negotiated the terms of the Merger Agreement.

On the morning of September 18, 2009, the Special Committee unanimously determined to recommend that Odyssey Re’s board of directors approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer at a price of $65.00 per Share. A meeting of the board of directors of Odyssey Re was convened in the afternoon of September 18, 2009, at which, based on the unanimous recommendation of the Special Committee, Odyssey Re’s board of directors unanimously (with one member absent) (1) determined that that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and its unaffiliated stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) resolved to recommend that (A) Odyssey Re’s stockholders tender their Shares pursuant to the Offer; and (B) to the extent any such holders do not tender their Shares and to the extent required by applicable law, such non-tendering holders adopt and approve the Merger Agreement. In the afternoon of that day, Odyssey Re, Fairfax and Purchaser executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

On September 18, 2009, Shearman & Sterling delivered a draft Stockholder Support Agreement to Marshfield’s counsel. Over the course of the day, the parties negotiated the terms of the Stockholder Support Agreement. Negotiations were completed in the afternoon and following the execution and delivery of the Merger Agreement by Odyssey Re and Fairfax, Fairfax and Marshfield then entered into the Stockholder Support Agreement pursuant to which Marshfield agreed, subject to certain conditions, to tender all of the Shares over which it had management and control no later than five business days after the commencement of the Offer. See “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares — Marshfield Support Agreement.”

2.	Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger

The purpose of the Offer is for Fairfax to increase its direct and indirect ownership of the outstanding Shares from its current level of approximately 72.6% to 100%.

If the Offer is completed, in accordance with the terms of the Merger Agreement Fairfax will, as promptly as practicable upon completion of the Offer, cause the Merger to be effected, pursuant to which each then outstanding Share (other than Shares owned by the Fairfax Group and Shares, if any, that are held by stockholders who validly perfect their appraisal rights under the DGCL), would be converted into and represent the right to receive the Offer Price. The cash consideration to be paid in the Merger would be the same as paid in the Offer. Upon the completion of the Merger, Fairfax would own 100% of the common stock of Odyssey Re.

Fairfax has determined that reinsurance, the principal business of Odyssey Re, is better suited to the long term perspective afforded under private ownership. Reinsurance is a very cyclical business, subject to sharp swings in premium volume and losses depending on market conditions and catastrophe events, among other factors. Accordingly, Fairfax believes it will be a competitive advantage for Odyssey Re to delist its Shares from the New York Stock Exchange (the “NYSE”) and operate privately within the broader ownership of Fairfax. Furthermore, by simplifying Odyssey Re’s ownership structure such that Fairfax will own 100% of the common stock of Odyssey Re, Odyssey Re’s ability to benefit from the strong financial position and flexibility of its parent will be enhanced.

Fairfax determined to pursue the Offer over other possible strategic alternatives involving Odyssey Re in light of Fairfax’s belief that Odyssey Re’s operations and business represent an important strategic fit within Fairfax’s overall corporate group and that the value of Fairfax’s stake in Odyssey Re represents a material portion of Fairfax’s value. Accordingly, Fairfax’s consideration of the circumstances affecting Odyssey Re and their implications for Odyssey Re’s prospects caused Fairfax to conclude that it was appropriate for Fairfax to pursue the Offer at this time. The determination to proceed with the acquisition of the minority interest in Odyssey Re at this time would also afford Odyssey Re’s unaffiliated stockholders the ability to dispose of their Shares at a significant premium over market prices prior to the time that Fairfax’s intention to make the Offer was announced.

Having come to a determination to pursue the acquisition of the Shares, Fairfax considered transaction structure alternatives and determined to make a cash tender offer followed by a second-step merger. In choosing this structure, Fairfax considered, among other things, the following:

•	a tender offer followed by a second-step merger is a common means of effecting a going-private transaction by a controlling stockholder, and the Special Committee agreed to the proposed structure;

•	the unaffiliated stockholders of Odyssey Re would likely receive the consideration in payment for their Shares sooner in a tender offer than if Fairfax pursued a one-step merger transaction; and

•	stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may exercise appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

Fairfax intends not to make any changes in Odyssey Re’s strategic or operating philosophy following completion of the proposed offer. Fairfax expects that Odyssey Re will continue to operate its business on an independent and decentralized basis.

Fairfax expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in Odyssey Re’s business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy. Fairfax intends to retain the Shares acquired pursuant to the Offer and the Merger.

Fairfax’s current plans for Odyssey Re are based on the assumption that the Offer is completed and Fairfax will own 100% of the common stock of Odyssey Re upon consummation of the Merger following the completion of the Offer. If, however, the Offer is not completed for any reason, Fairfax will evaluate its plans for Odyssey Re, which may include, subject to its fiduciary duties under Delaware law, taking one or more of the actions described in the preceding paragraph. See also “Special Factors — Section 7. Effects of the Offer.”

Except as otherwise described in this Offer to Purchase, Fairfax and Purchaser have no current plans or proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Odyssey Re; (ii) any purchase, sale or transfer of a material amount of assets of Odyssey Re; (iii) any material change in Odyssey Re’s present dividend rate or policy (other than an increased likelihood of dividends after the Merger); or (iv) any other material change in Odyssey Re’s business.

3.	The Recommendation by the Special Committee

The Special Committee has unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries); (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) resolved to recommend that (A) Odyssey Re’s stockholders tender their Shares pursuant to the Offer; and (B) to the extent any such holders do not tender their Shares and to the extent required by applicable law, such non-tendering holders adopt and approve the Merger Agreement (the “Special Committee Recommendation”). The board of directors of Odyssey Re , based on the Special Committee Recommendation, has unanimously (with one member absent) (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries); (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) resolved to recommend that (A) Odyssey Re’s stockholders tender their Shares pursuant to the Offer; and (B) to the extent any such holders do not tender their Shares and to the extent required by applicable law, such non-tendering holders adopt and approve the Merger Agreement (the “Odyssey Re Board Recommendation”). Odyssey Re has agreed to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the transaction by its board of directors and recommending that Odyssey Re’s stockholders tender their Shares in the Offer.

4.	Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger

The rules of the SEC require Fairfax and Purchaser to express their belief as to the fairness of the Offer and the Merger to stockholders of Odyssey Re who are not affiliated with the Fairfax Group.

Fairfax and Purchaser believe that the Offer Price to be received by Odyssey Re’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders. Fairfax and Purchaser base their belief on, among other things, the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:

•	The Offer Price represents:

•	a premium of 29.8% over the closing price of the Shares on September 4, 2009, the day that Fairfax publicly announced its $60.00 per Share proposal, and an increase of 8.3% over Fairfax’s proposal of $60.00 per Share;

•	a premium of 47.1% over the closing price 30 prior trading days beginning on September 4, 2009, the day that Fairfax publicly announced its $60.00 per Share proposal;

•	a premium of 19.7% over the historic high closing price of the Shares prior to the first day that Fairfax publicly announced its $60.00 per Share proposal;

•	a premium of 61.3% to the closing price of the Shares 60 days prior to the first day that Fairfax publicly announced its $60.00 per Share proposal;

•	a premium of 55.7% to the 6-month volume weighted average price of the Shares prior to the first day that Fairfax publicly announced its $60.00 per Share proposal;

•	based on Odyssey Re’s initial public offering price of $18.00 per share in June 2001, a compounded annual return, including dividends, of 17.3% compared to a compounded annual return of 0.1% for the S&P 500 for the same period.

•	The Offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales. Absent the Offer and the Merger, holders may have difficulty selling their Shares due to the limited trading volume and low public float of the Shares.

•	The Offer Price will be paid in cash. Therefore, holders of Shares will receive a certain value in the Offer or the Merger.

•	The Offer Price reflects the fact that the Fairfax Group already owns a majority of the outstanding Shares and, accordingly, the Offer and Merger do not involve a change of control. As a result, the Offer should not be expected to, and does not, reflect a control premium.

•	The analyses contained in the presentation provided by BofA Merrill Lynch to Fairfax described below, which included an overview of premiums paid in other similar transactions, a comparison of certain financial, operating and stock market data for selected publicly traded companies to similar information for Odyssey Re and discounted cash flow analyses with respect to Odyssey Re, suggests that the Offer Price is at the higher end of the implied valuation ranges. The BofA Merrill Lynch presentation does not constitute a recommendation as to whether any holder of Shares should tender their Shares in the Offer. BofA Merrill Lynch was not asked to and has not delivered a fairness opinion to the board of directors of Fairfax or to any other member of the Fairfax Group in connection with the Offer. A summary of the BofA Merrill Lynch presentation, which does not express an opinion with respect to the fairness of the Offer Price, is set forth in this Offer to Purchase under “Special Factors — Section 5. Presentation of BofA Merrill Lynch to Fairfax Management.”

•	The Offer and the Merger are not subject to any financing conditions, thus increasing the likelihood that the holders of Shares will receive their consideration from Fairfax.

•	The belief that no alternative bidder would likely be able to consummate an acquisition of Odyssey Re due to Fairfax’s position that it is unwilling to sell its shares of Odyssey Re’s common stock, which shares represent a controlling interest, in connection with any transaction involving the acquisition of Odyssey Re.

•	The belief that the going concern value of Odyssey Re as a public company could be less than the Offer Price of $65.00 per share due to the negative impact of the following factors on Odyssey Re: general market conditions, the increasingly competitive reinsurance environment, required financial flexibility and the growing capital bases of Odyssey Re’s primary competitors.

In addition, we believe that the Offer is procedurally fair to stockholders of Odyssey Re who are unaffiliated with the Fairfax Group, based on the following factors:

•	The Offer is conditioned upon the tender of a majority of the outstanding Shares not owned by the Fairfax Group and the directors and executive officers of Fairfax, Purchaser and Odyssey Re.

•	The Majority of Minority Condition is not waivable.

•	We believe that the Majority of Minority Condition provides meaningful procedural protections for the unaffiliated stockholders.

•	The board of directors of Odyssey Re, based upon the unanimous recommendation of the Special Committee, has unanimously (with one member absent) resolved to recommend to the holders of Shares (other than Shares held by the Fairfax Group) that they tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

•	The Special Committee, which consists solely of independent directors, has been granted the authority to review, evaluate, negotiate, recommend or not recommend any offer to acquire Shares or any proposal for a merger or other business combination made by Fairfax.

•	The resolutions creating the Special Committee further provide that Odyssey Re’s board of directors may not recommend any such proposal or offer without the prior favorable recommendation of the Special Committee.

•	The Special Committee has been deliberative in its process, analyzing, evaluating and negotiating the terms of the Merger Agreement, and the members of the Special Committee and their representatives have taken an active and direct role in the negotiations with respect to the Offer and the Merger Agreement and considered the terms of the Offer and the Merger Agreement at numerous meetings.

•	Fairfax has not participated in and has not had any influence on the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	The Special Committee has retained nationally recognized financial and legal advisors, each of which has extensive experience in transactions similar to transactions contemplated by the Offer and the Merger.

•	The Offer Price of $65.00 per Share and the other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Committee and its advisors and Fairfax and its advisors.

•	The Special Committee has unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries);

•	The Special Committee has received an opinion from its financial advisor, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the Offer Price of $65.00 per Share to be received by the holders of Shares is fair from a financial point of view to such stockholders.

•	The Special Committee has had access to all of the information prepared or otherwise developed by Odyssey Re’s management and made available to Fairfax including Odyssey Re’s financial projections described under “Special Factors — Section 6. Odyssey Re Financial Projections.”

•	Unaffiliated stockholders will have sufficient time to make a decision whether or not to tender.

•	The Offer will remain open for a minimum of 20 business days.

•	If Fairfax amends the Offer to include any material additional information, Fairfax will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the additional information.

•	If the Offer is completed, we will consummate the Merger in which all remaining public stockholders will receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding of taxes.

•	If the Merger is completed, stockholders will be entitled to receive the “fair value” of their Shares, as determined by a court, by following the appraisal procedures under the DGCL.

Fairfax also considered the following factors, each of which Fairfax considered negative in its considerations concerning the fairness of the terms of the transaction:

•	Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of Odyssey Re or benefit from increases, if any, in the value of Odyssey Re.

•	As to the Offer Price, the financial interests of Fairfax are different than the financial interests of Odyssey Re’s unaffiliated stockholders. In addition, officers and directors of Odyssey Re have actual or potential conflicts of interest in connection with the Offer and any subsequent merger.

•	The sale of Shares in the Offer will be taxable for United States federal income tax purposes to tendering stockholders that are U.S. Holders (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences”).

Neither Fairfax nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

Fairfax’s and Purchaser’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Odyssey Re’s unaffiliated stockholders in relation to the going-concern value of Odyssey Re on a stand-alone basis. In reaching the conclusion as to fairness, Fairfax and Purchaser did not consider the liquidation value or net book value of Odyssey Re. The liquidation value was not considered because Odyssey Re is a viable going concern and Fairfax has no plans to liquidate

Odyssey Re. Therefore, Fairfax and Purchaser believe that the liquidation value of Odyssey Re is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders.

Fairfax currently has no intention to dispose of any portion of its equity interest in Odyssey Re. For so long as Fairfax controls approximately 72.6% of the outstanding Shares, it would not be possible for a third party to acquire control of Odyssey Re or for the public stockholders to receive a control premium for their Shares. To the best of our knowledge, no firm offer has been made by any person, other than Fairfax, during the two years preceding the date hereof for (1) the merger or consolidation of Odyssey Re with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Odyssey Re; or (3) a purchase of Odyssey Re’s securities that would enable the holder of such securities to exercise control of Odyssey Re.

The foregoing discussion of the information and factors considered and given weight by Fairfax and Purchaser is not intended to be exhaustive, but is believed to include the material factors considered by Fairfax and Purchaser. Fairfax’s and Purchaser’s views as to the fairness of the Offer to stockholders of Odyssey Re should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

5.	Presentation of BofA Merrill Lynch to Fairfax Management

The following is a summary of the material financial analyses contained in BofA Merrill Lynch’s written presentation as of September 17, 2009 to Fairfax management. That presentation summarized material financial analyses that BofA Merrill Lynch had provided orally to management of Fairfax over the prior four weeks. The following summary, however, does not purport to be a complete description of the financial analyses performed by BofA Merrill Lynch. This summary includes information presented in tabular format. The tables must be read together with the full text of the summary and are alone not a complete description of BofA Merrill Lynch’s financial analyses. Considering the information set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 17, 2009 and is not necessarily indicative of current market conditions.

The presentation of financial analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Considering only portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create a misleading or incomplete view of the assumptions and methodologies underlying BofA Merrill Lynch’s financial analyses. The full text of BofA Merrill Lynch’s presentation has been filed as an exhibit to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the Offer. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was viewed as any more or less significant or should be given any greater weight than any other analysis by BofA Merrill Lynch. BofA Merrill Lynch did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. The order of analyses described below does not necessarily represent the relative importance or weight given to those analyses by BofA Merrill Lynch. In addition, no company or transaction used in the analyses for comparative purposes is directly comparable to Odyssey Re or the Offer.

BofA Merrill Lynch prepared these analyses for, and delivered them to, Fairfax’s management. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Furthermore, financial analyses conducted using different methodologies or different inputs may yield materially different results. The matters considered by BofA Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Odyssey Re’s and BofA Merrill Lynch’s control and involve the application of complex methodologies and educated judgments. Accordingly, these analyses are inherently subject to uncertainty, and none of Fairfax, Odyssey Re, BofA Merrill Lynch or any other person assumes responsibility if future results are different from those forecasted. BofA Merrill Lynch was not requested to provide, and BofA Merrill Lynch did not provide, to Fairfax, Odyssey Re, the stockholders of Odyssey Re or any other person (i) any opinion as to the fairness of the Offer or the Merger (including, without limitation, the fairness of the Offer Price) or (ii) any other valuation of Odyssey Re for the purpose of assessing the fairness of the Offer Price to Fairfax, Odyssey Re, the stockholders of Odyssey Re or any other person.

Implied Transaction Multiples/Premium Analysis.  BofA Merrill Lynch calculated various multiples and premiums relating to the Offer. These calculations were based on information obtained from SEC filings and FactSet Research Systems Inc., which we refer to as “FactSet,” certain financial analyses and projections for Odyssey Re prepared by Odyssey Re’s management and research analyst consensus estimates.

Using the $65.00 cash price per Share proposed by Fairfax on September 17, 2009 and where applicable, the closing price per Share on September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal, which was the first public announcement of a Proposed Transaction, BofA Merrill Lynch calculated the following premiums and multiples with respect to the Offer Price:

•	premium to the closing price of the Shares on the NYSE on September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal;

•	premium to historical Share prices and volume-weighted average prices of the Shares on the NYSE for certain historical periods ended September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal;

•	premium to the 52-week high and low prices of the Shares on the NYSE as of September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal;

•	price as a multiple of Odyssey Re’s estimated earnings per diluted share, which we refer to as “EPS,” for the 2009 and 2010 calendar years, in each case using consensus estimates and management projections (with and without realized capital gains); and

•	price as a multiple of Odyssey Re’s diluted book value and diluted tangible book value, both as of the quarter ended June 30, 2009 and estimated for the quarter ending September 30, 2009.

The results of these analyses are summarized as follows:

$65.00 Offer
Price per
Share

Premium to Historical Prices:
September 4, 2009 closing price	29.8%
30-day prior closing price	47.1%
60-day prior closing price	61.3%
6-month volume weighted average price	55.7%
12-month volume weighted average price	51.0%
52-week high closing price	19.7%
52-week low price	106.0%

	Unaffected
	9/4/09 Price
Offer Price/EPS Multiple — Based on Consensus Estimates:
Offer price as a multiple of 2009 estimated operating EPS	12.9	x	16.7	x
Offer price as a multiple of 2010 estimated operating EPS	15.6	x	20.2	x
Offer Price/EPS Multiple — Based on Management Estimates:
Offer price as a multiple of 2009 estimated operating EPS	11.6	x	15.1	x
Offer price as a multiple of 2009 estimated EPS (includes capital gains)	9.7	x	12.5	x
Offer price as a multiple of 2010 estimated operating EPS	11.1	x	14.5	x
Offer price as a multiple of 2010 estimated EPS (includes capital gains)	7.9	x	10.2	x
Offer Price / Book Value Multiple:
Offer price as a multiple of June 30, 2009 diluted book value	0.96	x	1.25	x
Offer price as a multiple of June 30, 2009 diluted tangible book value	0.97	x	1.27	x
Offer price as a multiple of estimated September 30, 2009 diluted book value	0.86	x	1.12	x
Offer price as a multiple of estimated September 30, 2009 diluted tangible book value	0.87	x	1.13x

Summary of Imputed Share Values.  BofA Merrill Lynch valued Odyssey Re using several methodologies, including analyses of historical Share prices and research analyst price targets, comparable public trading companies using valuation multiples from selected publicly traded companies, minority buy-in acquisitions and discounted cash flow, each of which is described in more detail in the summaries set forth below. Each of these methodologies was used to generate implied per Share valuation ranges on a fully diluted basis.

The following table shows the ranges of implied estimated valuation per fully diluted Share. The table should be read together with the more detailed summary of each of the valuation analyses set forth below.

	Implied Odyssey Re
	Valuation Per Share
	Minimum	Maximum

Historical Stock Price Analysis	$31.55	$54.31
Research Analysts’ Price Targets	$45.00	$56.00
Public Trading Companies Analysis (6/30/09 book value multiple)	$46.71	$57.09
Public Trading Companies Analysis (9/30/09E book value multiple)	$52.62	$64.32
Public Trading Companies Analysis (2010E earnings multiple street)	$19.32	$25.76
Public Trading Companies Analysis (2010E earnings multiple management)	$26.94	$35.92
Minority Buy-in Acquisition Analysis (Premium to 1 day prior)	$60.58	$65.59
Minority Buy-in Acquisition Analysis (Premium to 30 days prior)	$53.48	$57.90
Discounted Cash Flow Analysis (management projections including realized gains)	$55.99	$67.12
Discounted Cash Flow Analysis (management projections excluding realized gains)	$50.61	$61.55

Historical Stock Price Analysis.  BofA Merrill Lynch observed the historical trading prices of the Shares on the NYSE for the 52 weeks ended September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal. For Odyssey Re, the highest price was $54.31 per share and lowest price was $31.55 per share.

Research Analysts’ Price Targets.  BofA Merrill Lynch observed the research analyst price targets of the Shares , where available, as of September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal. For Odyssey Re, the highest target price was $56.00 per Share and lowest target price was $45.00 per Share.

Selected Publicly Traded Companies Analysis.  BofA Merrill Lynch reviewed and analyzed certain publicly available financial information and market trading data of selected publicly traded reinsurance companies and compared such information to similar data for Odyssey Re. BofA Merrill Lynch reviewed the following companies:

Diversified Reinsurers

•	Allied World Assurance Company Holdings, Ltd
•	Aspen Insurance Holdings Limited
•	Arch Capital Group Ltd.
•	AXIS Capital Holdings Limited
•	Endurance Specialty Holdings Ltd.
•	Everest Re Group, Ltd.
•	Greenlight Capital Re, Ltd.
•	Max Capital Group Ltd.
•	PartnerRe Ltd.
•	Platinum Underwriters Holdings, Ltd.
•	Transatlantic Holdings, Inc.

Property-Focused Reinsurers

•	Flagstone Reinsurance Holdings Limited
•	IPC Holdings
•	Montpelier Re Holdings Ltd.
•	RenaissanceRe Holdings Ltd.
•	Validus Holdings, Ltd.

Although none of the selected companies are directly comparable to Odyssey Re, each is or was a publicly traded company, with operations in the reinsurance industry, with an emphasis on the property and casualty sector, with operations that, for purposes of analysis, may be considered similar to certain operations of Odyssey Re. The companies were grouped based on their business mix, with those considered to have a diversified business mix considered separately from those companies with an emphasis on property business (sometimes referred to as short-tail business). A complete analysis of the results of the calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public share prices of the comparable companies and Odyssey Re.

The following is a summary of the book value per share and consensus operating earnings per share multiples, including the expected return on equity, for 2010, for each of the selected publicly traded companies as of September 17, 2009:

	Price / June 30,				2010E
	2009 Book Value		Price/2010E		Return on
	Per Share(1)		Operating EPS		Equity

Diversified Reinsurers
Allied World Assurance Company Holdings, Ltd.	0.92	x	6.1	x	14.2%
Aspen Insurance Holdings Limited	0.83	x	7.1	x	11.0%
Arch Capital Group Ltd.	1.09	x	7.1	x	14.1%
AXIS Capital Holdings Limited	0.92	x	6.7	x	13.8%
Endurance Specialty Holdings Ltd.	0.86	x	6.4	x	13.1%
Everest Re Group, Ltd.	0.94	x	7.4	x	11.6%
Greenlight Capital Re, Ltd.	1.12	x	5.9	x	14.0%
Max Capital Group Ltd.	0.89	x	6.8	x	12.3%
PartnerRe Ltd.	0.99	x	7.6	x	12.0%
Platinum Underwriters Holdings, Ltd.	0.90	x	6.6	x	12.5%
Transatlantic Holdings, Inc.	0.95	x	7.6	x	11.3%

Mean	0.95x		6.9x		12.7%
Median	0.92x		6.8x		12.5%

Property-Focused Reinsurers
Flagstone Reinsurance Holdings Limited	0.71	x	5.2	x	12.6%
Montpelier Re Holdings Ltd.	0.87	x	7.7	x	10.6%
RenaissanceRe Holdings Ltd.	0.97	x	6.9	x	12.9%
Validus Holdings, Ltd.	0.88	x	5.1	x	16.4%

Mean	0.86x		6.2x		13.1%
Median	0.88x		6.1x		12.8%

(1)	Based on primary book value per share, which excludes the impact of dilutive securities.

Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of comparing company data. BofA Merrill Lynch performed this analysis to understand the range of book value multiples and estimated earnings multiples of these comparable publicly traded companies based upon market prices. In addition, BofA Merrill Lynch reviewed certain operating data for these companies, such as combined ratios, return on equity and growth in book value per share to assess the relative valuation of these companies. The projections and estimates for selected publicly traded companies used by BofA Merrill Lynch in its analysis were based on research analyst estimates. The projections and estimates for Odyssey Re were based on estimates provided by Odyssey Re’s management and research analyst estimates. BofA Merrill Lynch reviewed financial information for these selected publicly traded companies and calculated financial ratios based on the most recent publicly available information as of September 17, 2009.

Based in part on the multiples described above, BofA Merrill Lynch derived illustrative implied valuations per fully diluted Share. BofA Merrill Lynch applied book value multiples ranging from 0.90x to 1.10x of Odyssey Re’s June 30, 2009 primary book value per Share and September 30, 2009 estimated primary book values per Share of $51.90 and $58.47, respectively, together with earnings multiples of 6.0x to 8.0x of estimated 2010 earnings per share, based on Odyssey Re’s management estimates and research analyst estimates. BofA Merrill Lynch utilized these selected multiples after considering the current market conditions, the size and diversification of operation of the comparable public companies and current and historical trading multiples, among other things. The resulting implied estimated valuation levels were $46.71 to $57.09 per Share and $52.62 to $64.32 per Share based on the book value multiples methodology applied to June 30, 2009 primary book value per Share and September 30, 2009 estimated book value per Share, respectively, and $26.94 to $35.92 per Share based on the earnings multiples methodology using Odyssey Re’s management estimates of operating earnings for 2010 and $19.32 to $25.76 per Share based on the earnings multiples methodology using research analyst estimates of operating earnings for 2010.

Minority Buy-In Acquisition Analysis.  BofA Merrill Lynch analyzed certain publicly available information relating to the following minority buy-in transactions for sellers based in the United States with consideration greater than $50 million over the past five years. Acquisitions involving financial institutions are marked in bold typeface.

Announcement Date	Closing Date	Buyer Name	Seller Name

8/11/09	Pending	TPG Capital LP	Armstrong World Industries
7/29/09	Pending	Overseas Shipholding	OSG America LP
6/29/09	Pending	The First American	First Advantage Corp.
3/25/09	6/5/09	The Hearst Corp.	Hearst-Argyle Television
3/23/09	5/29/09	Cox Enterprises, Inc.	Cox Radio, Inc.
10/21/08	Pending	BGH GP Holdings	Buckeye GP Holdings
8/12/08	9/29/08	Mitsubishi UFJ Financial	UnionBanCal Corp.
7/21/08	3/26/09	Roche Holding AG	Genentech, Inc.
3/10/08	1/2/09	Nationwide Mutual	Nationwide Financial
10/23/07	5/9/08	Waste Industries	Waste Industries USA, Inc.
7/17/07	4/15/08	Alfa Mutual	Alfa Corp.
2/22/07	9/28/07	American Financial	Great American Financial
1/24/07	9/27/07	AIG	21st Century Insurance Grp
11/20/06	4/20/07	Toronto-Dominion Bank	TD Banknorth, Inc.
10/9/06	6/22/07	Nielsen (Valcon)	NetRatings, Inc.
3/21/06	5/25/06	Erie Indemnity Co	Erie Family Life Insurance
3/17/06	7/26/06	William Lyon Homes	William Lyon Homes
3/13/06	9/29/06	Lukoil Holdings OAO	Chaparral Resources
2/6/06	5/16/06	Lafarge SA	Lafarge North America
1/19/06	1/19/06	Nestle SA	Dreyer’s Grand Ice Cream
12/13/05	11/1/06	Societe Virbac SA	Virbac Corp.
10/10/05	1/6/06	ev3, Inc.	Micro Therapeutics
9/27/05	12/13/05	Vector Group Ltd.	New Valley LLC
9/1/05	11/9/05	Seven & I Holdings	7-Eleven, Inc.
7/8/05	3/22/06	V&S Vin & Sprit AB	Todhunter International
3/4/05	5/16/05	Vishay Intertechnology	Siliconix, Inc.
2/21/05	7/21/05	Novartis AG	Eon Labs, Inc.
1/27/05	4/20/05	Danisco A/S	Genencor International
1/18/05	6/15/05	Liberty Media Intl	UnitedGlobalCom
1/10/05	3/21/05	News Corp.	Fox Entertainment Group
9/13/04	10/13/04	Rogers Communications	AT&T Wireless Services

For each of the selected transactions, BofA Merrill Lynch compared the price per share proposed in the transaction to the closing price of the target’s common stock (i) on the last trading day immediately preceding the announcement of the proposal; and (ii) 30 trading days prior to the announcement of the proposal.

The results of these analyses are summarized as follows:

		Premium Paid Over Prior
		Trading Days
		1 Day	30 Days

All Deals	Mean	26%	26%
	Median	23%	20%

Financial Institutions Deals	Mean	24%	29%
	Median	26%	28%

The resulting implied estimated valuation levels using a range of 5% above and below the mean premiums for all deals were $60.58 to $65.59 per Share using Odyssey Re’s price on September 4, 2009, the last unaffected price prior to the announcement by Fairfax of its Second Proposal, and $53.48 to $57.90 per Share using Odyssey Re’s price 30 trading days prior to the announcement by Fairfax of its Second Proposal.

Discounted Cash Flow Analysis:

BofA Merrill Lynch performed discounted cash flow analyses of Odyssey Re based on projections and other estimates provided by Odyssey Re’s management. These analyses were performed in order to evaluate the implied fully diluted equity value per share of Odyssey Re operating as a stand-alone entity, both including and excluding the impact of projected realized capital gains. Adjustments to common shareholders equity and investment income were made to projections provided by Odyssey Re’s management to reflect a higher level of dividends and the impact of higher unrealized capital gains as estimated by management of Odyssey Re through September 11, 2009. BofA Merrill Lynch estimated the aggregate fully diluted equity values for Odyssey Re as the sum of (1) the present value of Odyssey Re’s estimated future free cash flows for the years 2009 through 2012 using discount rates ranging from 10% to 12%, which included consideration of risks inherent in the reinsurance industry, specific risks associated with the continuing operations of Odyssey Re on a stand-alone basis and other considerations and (2) the present value of the illustrative terminal equity values using estimated 2012 adjusted common shareholders equity, based on terminal book value multiples ranging from 0.95x to 1.15x. The “terminal value” represents the aggregate value of all estimated future cash flows subsequent to the projection period. BofA Merrill Lynch selected these terminal book value multiples based upon the current and historical trading values of Odyssey Re and selected publicly traded reinsurance companies. This aggregate amount was divided by the total outstanding Shares, which includes the impact of restricted stock and stock options outstanding as of September 10, 2009. The resulting implied estimated valuation levels were $55.99 to $67.12 per Share using Odyssey Re management estimates, including the estimate of realized capital gains throughout the projections period and $50.61 to $61.55 per Share excluding the impact of estimated realized capital gains throughout the projection period.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal values and discount rates. The implied valuation range derived from the discounted cash flow analysis is not necessarily indicative of Odyssey Re’s present or future value or results.

Comparable Acquisition Analysis

Using publicly available information, BofA Merrill Lynch reviewed the range of implied multiples paid or payable in selected acquisition or combination transactions involving certain companies participating in the reinsurance industry, which BofA Merrill Lynch deemed to be relevant. The selected precedent transactions considered by BofA Merrill Lynch included publicly traded and privately held companies with operations in the reinsurance industry. BofA Merrill Lynch’s analysis was limited to publicly available information. An analysis of the resulting multiples of the selected precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that may have affected the selected transactions and/or the amalgamation. Accordingly, while BofA Merrill Lynch assessed selected precedent transactions in the reinsurance sector, it determined that many of such transactions offered limited comparability to the merger due to, among other things, the size of the merger compared to precedent transactions, the limited information publicly available for many of the precedent transactions, potential differences in operating characteristics and performance of the companies in the precedent transactions and changes in the insurance and reinsurance industry market conditions since many of the precedent transactions were announced. No selected comparable company was identical to Odyssey Re and no precedent transaction was identical to the merger.

A summary of the book value per share and earnings per share multiples for each of the selected acquisition comparables is as follows:

Announce			Price /		Price / Operating Earnings
Date	Buyer Name	Target Name	Book Value(1)		LTM		Forward

07/09/09	Validus	IPC	0.90	x	8.6	x	7.1	x
07/04/09	PartnerRe	Paris RE	0.94	x	20.8	x	9.8	x
11/18/05	Swiss Re	GE Insurance Solutions	0.76	x	NA		NA
12/19/99	Trenwick	LaSalle Re	0.91	x	NM		7.6	x
12/30/99	Swiss Re	Underwriters Re Group	1.65	x	26.9	x	NA
08/16/99	Markel	Terra Nova	1.70	x	16.9	x	13.6	x
06/21/99	Trenwick	Chartwell Re	0.80	x	9.9	x	7.7	x
02/15/99	XL Capital	NAC Re	1.41	x	14.5	x	12.9	x
12/03/98	Fairfax	TIG Holdings	0.73	x	NM		14.9	x
07/27/98	Gerling Global Re	Constitution Re	NA		NA		NA
06/19/98	Berkshire Hathaway	General Re	2.60	x	22.3	x	21.2	x
03/26/98	ACE	CAT Limited	1.32	x	6.7	x	NA
03/16/98	XL Capital	Mid Ocean	2.04	x	11.7	x	12.5	x
05/08/97	XL Capital	GCR Holdings	1.59	x	8.1	x	8.0	x
08/14/96	Munich Re	American Re	3.64	x	NM		NA
03/14/96	ACE	Tempest Re	1.34	x	7.5	x	NA
07/29/93	Alleghany	Underwriters Re	1.38	x	10.3	x	NA
		Mean	1.48x		13.7x		11.5x

(1)	Based on GAAP book value for the quarter ended prior to the announcement date.

Miscellaneous.

BofA Merrill Lynch provided advice to management of Fairfax during these negotiations. As described above, however, BofA Merrill Lynch did not render any opinion relating to the Offer Price or the fairness of the transactions contemplated by this Offer to Purchase. BofA Merrill Lynch’s financial analysis was one of many factors taken into consideration by Fairfax in deciding to approve the Offer.

Fairfax selected BofA Merrill Lynch as its financial advisor because of BofA Merrill Lynch’s reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the Offer and the Merger and because of BofA Merrill Lynch’s familiarity with Fairfax, Odyssey Re and their respective businesses. As part of BofA Merrill Lynch’s investment banking business, BofA Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to an engagement letter, BofA Merrill Lynch will receive a fee for its services which is contingent upon the consummation of the Offer. In addition, Fairfax has agreed to reimburse BofA Merrill Lynch for its expenses and indemnify BofA Merrill Lynch against certain liabilities arising out of the engagement.

BofA Merrill Lynch has, in the past, provided financial advisory and financing services to Fairfax and/or one or more of its affiliates and may continue to do so, and has received, and may receive, fees for rendering such services, including having acted as an underwriter of Fairfax’s $1.0 billion offering of subordinate voting shares, which closed on September 11, 2009. BofA Merrill Lynch may actively trade or invest in the equity and other securities of Fairfax for its own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities.

Alternatives to the Tender Offer

Fairfax did not consider a sale or reduction of its controlling interest in Odyssey Re. Fairfax chose this tender offer structure because it was the preferable means to acquire the entire Shares and provide cash to unaffiliated stockholders of Odyssey Re.

6.	Odyssey Re Financial Projections

From time to time, Fairfax’s management received financial and operating information from Odyssey Re. On September 11, 2009, Fairfax received a 4-year forecast from Odyssey Re (the “Odyssey Re Projections”). In reaching its views on value, management of Fairfax considered, among other things, the following items from the Odyssey Re Projections:

	Management Projections
	2009	2010	2011	2012
	($ in millions)

Gross Premiums Written	$2,153.1	$2,298.8	$2,455.5	$2,624.4
Net Premiums Written	1,876.7	1,996.7	2,125.4	2,263.4
Net Investment Income	301.0	315.9	325.7	338.0
Realized Investment Gains	78.9	170.0	175.0	180.0
Net Income	309.3	379.1	398.5	417.1
Net income Available to Common Stockholders	304.0	373.8	393.2	411.8
Loss and Loss Adjustment Expenses Ratio	68.4%	67.6%	67.4%	67.3%
Expense Ratio	28.1%	28.7%	28.5%	28.4%
Combined Ratio	96.5%	96.3%	95.9%	95.7%

The Odyssey Re Projections, which are forward-looking statements, have been included in this Offer to Purchase for the limited purposes of giving stockholders access to financial projections that were prepared by Odyssey Re’s management and delivered to Fairfax. Such information was prepared by Odyssey Re’s management for internal use and not with a view to publication. The Odyssey Re Projections were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. The Odyssey Re Projections were based on assumptions concerning Odyssey Re’s operations, business prospects and other revenue and operating assumptions. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in Odyssey Re’s filings with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of the Odyssey Re Projections herein should not be regarded as an indication that Fairfax, Purchaser or their respective affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of Fairfax, Purchaser or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Odyssey Re compared to the information contained in the Odyssey Re Projections described above, and none of them intends to provide any update or revision thereof.

7.	Effects of the Offer

If the Offer is completed, in accordance with the terms of the Merger Agreement Fairfax will, as promptly as practicable, cause the second-step merger of Purchaser and Odyssey Re in which all remaining stockholders other than the Fairfax Group would, without the need for further action by such stockholder, receive the same price per share as was paid in the Offer, without interest, and less any applicable withholding of taxes. In the Merger, each then issued and outstanding Share (other than Shares held by the Fairfax Group and Shares held by stockholders who validly perfect their appraisal rights under the DGCL) will be converted into and represent the right to receive the Offer Price. In connection with the merger, non-tendering stockholders will have appraisal rights, whereby such stockholders may receive the “fair value” of their shares as determined by the Delaware Chancery Court, by following the procedures required by the DGCL. See “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

If following consummation of the Offer, or following exercise of Fairfax’s top up option contained in the Merger Agreement, the Fairfax Group owns a number of Shares representing at least 90% of the Shares, Fairfax is obligated, pursuant to the Merger Agreement, to consummate the Merger as a short-form merger of Purchaser and Odyssey Re in accordance with the applicable provisions of the DGCL. For purposes of the Offer, “on a fully diluted basis” means, as of any time, the number of Shares outstanding, together with the Shares that Odyssey Re may be required to issue pursuant to stock options or restricted stock awards outstanding at that date. Under the DGCL, such a Merger may be consummated without a vote of, or prior notice to, Odyssey Re’s stockholders or board of directors. If the Offer is completed and the Fairfax Group does not own a number of Shares representing at least 90% of the Shares, Fairfax, as Odyssey Re’s majority stockholder, intends to approve the Merger by written consent without the affirmative vote of any other Odyssey Re stockholder in accordance with the Merger Agreement. Fairfax intends to complete the Merger no later than 120 days after the Expiration Date.

If the Offer is not completed for any reason (including a failure to satisfy the Majority of Minority Condition), Fairfax will review its options. These include doing nothing, purchasing Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Odyssey Re. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares, and such price may be higher or lower than or the same as the Offer Price.

As a result of the Offer, the direct and indirect interest of Fairfax in Odyssey Re’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Offer is completed, following consummation of the Merger, Fairfax’s indirect interest in such items will increase to 100%, and Fairfax and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by Odyssey Re’s operations and any future increase in Odyssey Re’s value. Similarly, Fairfax will also bear the risk of losses generated by Odyssey Re’s operations and any decrease in the value of Odyssey Re after the Merger. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Odyssey Re after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Odyssey Re’s operations or decline in the value of Odyssey Re after the Merger.

The Shares are currently registered under the Exchange Act and listed on the New York Stock Exchange under the symbol “ORH.” If the Offer is completed, as a result of the consummation of the Merger following the Offer, there will be no public market for the Shares. After the Merger, the Shares will cease to be listed on the New York Stock Exchange, and prices with respect to sales of Shares in the public market will no longer be available. In addition, after the Merger, registration of the Shares under the Exchange Act will be terminated and Fairfax intends to apply to the Canadian provincial securities regulatory authorities for Odyssey Re to cease to be a reporting issuer. See “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

8.	Conduct of Odyssey Re’s Business if the Offer Is Not Completed

If the Offer is not completed because the Majority of Minority Condition is not satisfied or because another condition is not satisfied or waived, Fairfax and Purchaser will reevaluate the role of Odyssey Re within Fairfax’s overall reorganization strategy.

In particular, Fairfax and Purchaser may consider, among other things:

•	not taking any action at that time, including not purchasing any additional Shares;

•	purchasing Shares in the open market or in privately negotiated transactions;

•	making a new tender offer;

•	consummating a merger or other business combination with Odyssey Re, subject to compliance with applicable law.

If Fairfax and Purchaser were to pursue any of these alternatives, it might take considerably longer for the unaffiliated stockholders of Odyssey Re to receive any consideration for their Shares (other than through sales in the open market or otherwise) than if they had tendered their Shares in the Offer. Any such transaction could result in proceeds per Share to the public stockholders of Odyssey Re that are more or less than, or the same as, the Offer Price or could result in the trading price of the Common Stock to increase, decrease or be unchanged.

9.	Summary of the Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Odyssey Re or Fairfax (or their affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Odyssey Re or Fairfax (or their affiliates).

The Offer.  Under the terms of the Merger Agreement, the obligation of Purchaser to commence the Offer and to accept for payment and pay for Shares tendered pursuant to the Offer is subject only to (i) the Majority of Minority Condition and (ii) the other conditions set forth in “The Offer — Section 11. Conditions to the Offer” in this Offer to Purchase (together with the Majority of Minority Condition, the “Offer Conditions”).

Under the terms of the Merger Agreement, Purchaser expressly reserves the right to (i) increase the Offer Price and (ii) to waive any of the Offer Conditions or to modify the terms of the Offer, except that, without the prior written consent of Odyssey Re (acting pursuant to a resolution adopted by both the Special Committee and the board of directors of Odyssey Re), Purchaser cannot do any of the following: (A) decrease the Offer Price, change the form of consideration to be paid in the Offer or decrease the number of Shares subject to the Offer, (B) impose any conditions to the Offer other than the Offer Conditions or modify any of the Offer Conditions in any manner adverse to the holders of Shares (other than the Fairfax Group), (C) otherwise amend or modify the Offer in a manner that would materially and adversely affect the holders of Shares (other than the Fairfax Group), (D) amend, modify or waive the Majority of Minority Condition and (E) extend the Offer, except Purchaser may, (I) extend the Offer for one or more consecutive increments of not more than 10 business days each, if any of the Offer Conditions have not been satisfied or waived at the scheduled Expiration Date (as defined below in “The Offer — Section 1. Terms of the Offer”); (II) extend the Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; or (III) if Shares have been accepted for payment but the Fairfax Group owns less than 90% of the then outstanding Shares, extend the Offer for an aggregate period of not more than 15 business days beyond the date on which Shares are first accepted for payment as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. In addition, if at any otherwise scheduled Expiration Date any Offer Condition has not been satisfied or waived, Purchaser will, at the request of Odyssey Re (acting pursuant to a resolution of the Special Committee), extend the Expiration Date for one or more consecutive increments of not more than 10 business days each until the earliest of (x) the satisfaction or waiver of such Offer Conditions, (y) termination of the Merger Agreement in accordance with its terms, and (z) March 31, 2010. In addition, Purchaser will, at the request of Odyssey Re, make available a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act of not less than 10 business days, except that Purchaser will not be required to make available such a subsequent offering period in the event that, prior to the commencement of such subsequent offering period, the Fairfax Group collectively holds at least 90% of the Shares.

Tender Offer Solicitation/Recommendation.  No later than 10 business days from the date of commencement of the Offer, Odyssey Re has agreed to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing, to the extent that no Change in Recommendation (as defined in “— Change in Recommendation” below) will have occurred in accordance with the Merger Agreement, the Special Committee Recommendation and the Odyssey Re Board Recommendation and will cause the Schedule 14D-9 to be disseminated to the holders of Shares.

Directors.  Following the time that Purchaser accepts for payment the Shares tendered pursuant to the Offer (the “Acceptance Time”) and until the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, the board of directors of Odyssey Re will at all times include the directors that currently comprise the Special Committee, and none of Fairfax, Purchaser and Odyssey Re will take any action to cause any change in the composition of the Special Committee. After the Acceptance Time and prior to the Effective Time, in addition to any approvals of the board of directors of Odyssey Re or the stockholders of Odyssey Re as may be required by Odyssey Re’s certificate of incorporation, Odyssey Re’s bylaws or applicable law, the affirmative vote of a majority of the members of the Special Committee will be required:

•	for Odyssey Re to terminate the Merger Agreement or amend the Merger Agreement;

•	for Odyssey Re to exercise or waive any of Odyssey Re’s benefits, rights or remedies under the Merger Agreement;

•	for Odyssey Re to take any action that would prevent or materially delay the consummation of the Merger;

•	except as otherwise contemplated by the Merger Agreement, to amend Odyssey Re’s certificate of incorporation or Odyssey Re’s bylaws; or

•	for the board of directors of Odyssey Re to take any other action under the Merger Agreement.

in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect the holders of Shares (other than the Fairfax Group).

Top Up Option.  Pursuant to the Merger Agreement, Odyssey Re has irrevocably granted to Purchaser an option to purchase a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by the Fairfax Group at the time of such exercise, will constitute no less than one Share more than 90% of the Shares outstanding on a fully-diluted basis immediately after the issuance of the Shares issued pursuant to the top up option, at a price per share equal to the Offer Price. However, in no event will the top up option be exercisable for more than Odyssey Re’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under any equity-based incentive plans sponsored by Odyssey Re).

The top up option may be exercised by Purchaser, in whole but not in part, at any time after the consummation of the Offer (provided that the Majority of Minority Condition has been satisfied and not waived by Odyssey Re) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The aggregate purchase price payable for the top up option Shares may be paid by Purchaser by executing and delivering to Odyssey Re a promissory note having a principal amount equal to the balance of the aggregate purchase price for the top up option Shares. Any such promissory note will bear interest at the applicable federal rate as determined for United States federal income tax purposes, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Merger.  The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Odyssey Re in accordance with the DGCL. At that time, the separate existence of the Purchaser will cease, and Odyssey Re will be the surviving corporation.

Under the terms of the Merger Agreement, at the Effective Time:

•	each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation;

•	each share of 8.125% Series A Preferred Stock, par value $0.01 per share, of Odyssey Re issued and outstanding immediately prior to the Effective Time (other than shares owned by Odyssey Re as treasury stock) will remain outstanding as Series A Preferred Stock of the surviving corporation and will have the same terms as existing prior to the Effective Time;

•	each share of floating rate Series B Preferred Stock, par value $0.01 per share, of Odyssey Re issued and outstanding immediately prior to the Effective Time (other than shares owned by Odyssey Re as treasury stock) will remain outstanding as Series B Preferred Stock of the surviving corporation and will have the same terms as existing prior to the Effective Time;

•	each Share owned by any member of the Fairfax Group immediately prior to the Effective Time will remain outstanding after the Effective Time as shares of the surviving corporation; and

•	each Share issued and outstanding immediately prior to the Effective Time (other than shares owned by the Fairfax Group) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”) and cancelled.

As of the Effective Time, all such Shares outstanding immediately prior to the Effective Time will be cancelled and retired and will afterwards represent only the right to receive the Merger Consideration or, if applicable, the amount determined in an appraisal proceeding in accordance with the DGCL.

Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares held by Odyssey Re as treasury stock and (ii) Shares owned by Odyssey Re stockholders who properly demand appraisal in accordance with the DGCL.

Short-Form Merger.  The Merger Agreement provides that, if following the Offer and the subsequent offering period (if any) and the exercise (if any) of the top up option, the requirements for a short form merger pursuant to Section 253 of the DGCL (a “Short-Form Merger”) are satisfied (or may be satisfied solely through actions of the Fairfax Group) such that the Merger may be effected without a meeting, vote or written consent of the stockholders of Odyssey Re, the parties will take all reasonable actions to consummate the Merger pursuant to Section 253 of the DGCL as soon as practicable after the satisfaction or waiver of the conditions set forth in “— Conditions to the Merger” below.

Employee-Based Awards.  The parties to the Merger Agreement have agreed to use reasonable best efforts to take any and all actions necessary to provide for treatment of all outstanding stock options, restricted stock and awards issued or granted pursuant to Odyssey Re’s Stock Option Plan, 2002 Stock Incentive Plan, Restricted Share Plan, Employee Share Purchase Plan or other incentive plan, as applicable, as a result of the Merger in a manner acceptable to the Special Committee.

Representations and Warranties.  In the Merger Agreement, Odyssey Re has made customary representations and warranties to Fairfax and Purchaser, including representations relating to its corporate existence and power, capitalization, corporate authorization, no conflicts, governmental approvals, SEC filings, financial statements, absence of undisclosed liabilities, information supplied, the opinion of the Special Committee’s financial advisor, finders’ fees, and anti-takeover statutes. Each of Fairfax and the Purchaser has also made customary representations and warranties to Odyssey Re, including representations relating to its corporate existence and power, corporate authorization, no conflicts, governmental approvals, information supplied, finders’ fees, available funds and the operations of Purchaser.

Certain of Odyssey Re’s representations and warranties are qualified as to materiality or “Material Adverse Effect.” “Material Adverse Effect” means a material adverse effect on the financial condition, business or results of operations of Odyssey Re and its subsidiaries, taken as a whole, or any change or effect that would prevent, materially delay or materially impair the performance by Odyssey Re of its obligations under the Merger Agreement, excluding:

•	changes in the economy or financial markets (including credit markets) in general, solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to Odyssey Re and its subsidiaries taken as a whole compared to other companies in the same industry;

•	changes in the economic, business, financial or regulatory environment generally affecting any of the industries in which Odyssey Re and its subsidiaries operate, solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to Odyssey Re and its subsidiaries taken as a whole compared to other companies in the same industry;

•	changes in law or applicable accounting regulations or principles or interpretations thereof, solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to Odyssey Re and its subsidiaries taken as a whole compared to other companies in the same industry;

•	any change in Odyssey Re’s stock price or trading volume or any failure, in and of itself, by Odyssey Re to meet published revenue or earnings projections (but not any change, effect, event, occurrence, condition or state of facts underlying such change or failure);

•	changes that arise out of the announcement of the Merger Agreement or out of actions required by the Merger Agreement; or

•	any actions, suits, claims, hearings, arbitrations or investigations or other proceedings relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated in the Merger Agreement by or before any governmental entity.

The representations and warranties in the Merger Agreement will not survive the Effective Time.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

Operating Covenants.  Under the terms of the Merger Agreement, Odyssey Re agreed that, prior to the Effective Time, unless Fairfax has provided its prior written consent (not to be unreasonably withheld or delayed) or as otherwise expressly contemplated by the Merger Agreement:

•	the business of Odyssey Re and its subsidiaries will be conducted only in, and Odyssey Re and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practice;

•	Odyssey Re and its subsidiaries will not make any material modifications in employee benefit plans, employment or compensation arrangements, except as required by applicable law;

•	Odyssey Re and its subsidiaries will not grant any awards of restricted stock or stock options; and

•	Odyssey Re and its subsidiaries will use their commercially reasonable best efforts to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with any of them.

Change in Recommendation.  The Merger Agreement provides that the Special Committee and the board of directors of Odyssey Re will not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Fairfax or Purchaser, either the Special Committee Recommendation or the Odyssey Re Board Recommendation, except to the extent the Special Committee or the board of directors of Odyssey Re, as the case may be, determines in good faith, after consultation with outside counsel, that such action is necessary in order for such directors to comply with their fiduciary obligations under applicable Law (a “Change in Recommendation”). The Merger Agreement further provides, however, that unless made within the 48 hours preceding the Expiration Date, the Special Committee and the board of directors of Odyssey Re may not make a Change in Recommendation until after at least 48 hours following Fairfax’s receipt of notice from Odyssey Re advising that the Special Committee and/or the board of directors of Odyssey Re intends to take such action and the basis of the Change in Recommendation.

Stockholder Approval; Information Statement; Short-Form Merger.  If the affirmative vote of holders of a majority of the outstanding Shares to adopt the Merger Agreement (the “Stockholder Approval”) is required under the DGCL in order to consummate the Merger (other than a Short-Form Merger), then the Merger Agreement obligates Odyssey Re, in consultation with Fairfax and Purchaser, to as promptly as practicable after the consummation of the Offer, seek the approval of such matters by written consent of each member of the Fairfax Group holding Shares, and any other stockholders of Odyssey Re requested by Fairfax for the purpose of consenting to the matters requiring the Stockholder Approval in accordance with the DGCL, the certificate of incorporation and bylaws of Odyssey Re and applicable law and rules and regulations of the NYSE (the “Written Consent”). Odyssey Re will, in connection with the Written Consent, prepare and deliver an information statement pursuant to Section 14(c) of the Exchange Act regarding the Merger and the other transactions contemplated in the Merger Agreement, give prompt notice of the taking of the actions described in the Written Consent in accordance with the DGCL to all holders of Shares not executing the Written Consent, together with any additional information required by the DGCL, and comply with any other requirements of the DGCL, the certificate of incorporation and bylaws of Odyssey Re, the NYSE and applicable other law. If the Fairfax Group acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Fairfax and Purchaser will take and cause to be taken all necessary and appropriate action to cause the Short Form Merger to be effective as soon as practicable after the Acceptance Time.

Director and Officer Liability.  The Merger Agreement provides that, from and after the Acceptance Time, and for a period of six years after the Effective Time, each of Fairfax, Odyssey Re and the surviving corporation will, jointly and severally, to the fullest extent permitted by law, indemnify, defend and hold harmless each present and former director and officer of Odyssey Re or any of Odyssey Re’s subsidiaries (acting in their capacity as such) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. Fairfax and Odyssey Re or the surviving corporation will also advance expenses as incurred to the fullest extent permitted under applicable Law. The Merger Agreement further provides that if, at any time prior to the sixth anniversary of the Effective Time, any indemnified person delivers to Fairfax and the surviving corporation a written notice asserting a claim for indemnification, or advancement of expenses in connection with such claim for indemnification, then the indemnification obligation of Fairfax, Odyssey Re and the surviving corporation will survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

Fairfax and Odyssey Re agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each indemnified person as provided in the certificates of incorporation, bylaws or similar documents of Odyssey Re or any of its subsidiaries in effect as of the date of the Merger Agreement, will, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Effective Time, the certificate of incorporation, bylaws and similar documents of the surviving corporation and its subsidiaries will, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the indemnified persons than are set forth in the certificate or articles of incorporation, bylaws or similar documents of Odyssey Re and its subsidiaries in effect as of the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any indemnified person, with respect to matters occurring at or prior to the Effective Time. The Merger Agreement further provides, however, that all rights to indemnification, advancement of expenses and exculpation in respect of any proceeding pending or asserted or any claim made within such six-year period will continue until the final disposition of such proceeding or resolution of such claim.

The Merger Agreement provides that Fairfax or the surviving corporation will obtain and maintain directors and officers liability insurance policies for the indemnified persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on September 18, 2009, subject to the limitation that in no event will Fairfax or the surviving corporation be obligated to expend in order to obtain or maintain insurance coverage any amount per annum in excess of 300% of the aggregate premiums currently paid or payable by Odyssey Re in 2009 (on an annualized basis) for such purpose and, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the cap, Fairfax or the surviving corporation will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to this amount. Fairfax or its affiliate may purchase a “tail” policy of such directors and officers liability insurance.

Certain Efforts.  The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Odyssey Re, Fairfax and Purchaser will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and the Merger Agreement, and to cooperate with each other, including using their commercially reasonable efforts to (i) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts, (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulation, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated in the Merger Agreement, (iv) effect any necessary registrations and filings and submissions of information requested by governmental entities, and (v) fulfill all conditions to the Merger Agreement.

Takeover Statute.  Odyssey Re represented that no takeover statute or regulation is applicable to Odyssey Re, the Shares, the Offer, the Merger or the other transaction contemplated in the Merger Agreement. If any takeover statute or regulation is or may become applicable to the Offer, the Merger or the other transactions contemplated in the Merger Agreement, Odyssey Re and the board of directors of Odyssey Re will grant such approvals and take such actions as are within their power so as to eliminate or minimize the effects of such statute or regulation on such transactions contemplated in the Merger Agreement and will use reasonable best efforts to challenge the validity or applicability of such takeover statute or regulation.

Other Covenants.  The Merger Agreement provides that:

•	Odyssey Re will afford to Fairfax and its representatives access during normal business hours throughout the period prior to the Effective Time to certain books, records, facilities, personnel and other information of Odyssey Re and its subsidiaries;

•	Odyssey Re will give Fairfax the opportunity to participate in the defense or settlement of any stockholder litigation against Odyssey Re and/or its directors, including the Special Committee, relating to the Offer, Merger and other transactions contemplated in the Merger Agreement, and no such settlement will be agreed to without Fairfax’s prior written consent (such consent not to be unreasonably withheld or delayed);

•	Odyssey Re and Fairfax will cooperate and use commercially reasonable efforts to cause the delisting of the Shares from the NYSE and deregistration of the Shares under the Exchange Act as promptly as practicable following the Effective Time in compliance with applicable law;

•	prior to the Expiration Date, the board of directors of Odyssey Re, or an appropriate committee of non-employee directors thereof, will adopt a resolution so that the disposition by any officer or director of Odyssey Re who is subject to Section 16 of the Exchange Act of common stock, stock options or restricted stock pursuant to the Merger Agreement will be an exempt transaction for purposes of Section 16 of the Exchange Act; and

•	prior to the Expiration Date, the compensation committee of the board of directors of Odyssey Re will take all such actions as may be required to cause to be exempted under Rule 14d-10(d)(2) under the Exchange Act any and all employment, compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by Odyssey Re or its subsidiaries before, on or after the date of commencement of the Offer with or to current or future directors, officers, or employees of Odyssey Re or any of its subsidiaries.

Conditions to the Merger.  Pursuant to the Merger Agreement, the obligations of Fairfax, Purchaser and Odyssey Re to consummate the Merger are subject to the satisfaction or waiver (by mutual written consent of Odyssey Re (acting pursuant to a resolution of the Special Committee) and Fairfax at or prior to the Effective Time) of each of the following conditions:

•	Purchaser will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms of the Merger Agreement and the offer documents, except that this will not be a condition to Fairfax and Purchaser’s obligations if Purchaser fails to purchase such Shares pursuant to the Offer in violation of the terms of the Merger Agreement;

•	the Stockholder Approval will have been obtained or all conditions of applicable law required to be satisfied to effect the Merger as a Short-Form Merger will have been satisfied;

•	no court of competent jurisdiction or United States or Canadian federal or state governmental entity will have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated in the Merger Agreement; and

•	all Governmental Approvals (as defined below) will have been received to the extent such Governmental Approvals are required to be obtained at or prior to the Effective Time to effectuate the Merger.

As used in this Offer to Purchase, “Governmental Approvals” means the following:

•	if required to complete the Offer or the Merger, the consent of Lloyd’s and/or the consent of the Financial Services Authority of the United Kingdom, in each case arising due to Odyssey Re’s ownership of Newline Underwriting Management Limited and/or of Newline Corporate Name Limited and Newline Insurance Company Limited and/or Newline Underwriting Management Limited, respectively;

•	if required to complete the Offer, Form A approval (or exemption from Form A approval) from the insurance regulatory authorities in California, Connecticut and Delaware; and

•	if required for the transfer of shares of common stock from TIG Insurance Company and United States Fire Insurance Company to Purchaser to effectuate the Merger, Form D approval from the insurance regulatory authorities in Delaware and California, respectively.

Termination.  The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable:

•	by mutual written consent of Fairfax, Purchaser and Odyssey Re (pursuant to a resolution adopted by the Special Committee);

•	by either Fairfax or Odyssey Re (pursuant to a resolution adopted by the Special Committee) by action of its board of directors:

•	if Purchaser has not accepted Shares for payment pursuant to the Offer on or before 5 p.m. New York City Time on March 31, 2010 (the “Outside Date”), except that the right to terminate the Merger Agreement under this provision will not be available to Fairfax or Purchaser if the failure of Fairfax or Purchaser, or to Odyssey Re if the failure of

Odyssey Re, to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before the Outside Date;

•	if any court of competent jurisdiction or other governmental entity will have issued an order, decree, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action will have become final and non-appealable; or

•	if the Offer has expired or will have been terminated in accordance with the terms set forth in the Merger Agreement without Purchaser having purchased any Shares pursuant to the Offer, except that the right to terminate the Merger Agreement under this provision will not be available to Fairfax or Purchaser if the failure of Fairfax or Purchaser, or to Odyssey Re if the failure of Odyssey Re, to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated or the expiration or termination of the Offer;

•	by Fairfax, if, prior to the date of the acceptance of Shares by Purchaser for payment pursuant to the Offer, Odyssey Re will have breached any of its representations or warranties or failed to perform any of its covenants or agreement set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is 30 days from the date that Odyssey Re is notified by Fairfax of such breach, except that Fairfax will not have the right to terminate the Merger Agreement pursuant to this provision if Fairfax or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•	by Odyssey Re (pursuant to a resolution adopted by the Special Committee), if Fairfax or Purchaser will have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions or conditions set forth in the Merger Agreement and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is 30 days from the date that Fairfax is notified by Odyssey Re of such breach (other than with respect to the obligation to commence the Offer in accordance with the Merger Agreement, which will require full compliance), except that Odyssey Re will not have the right to terminate the Merger Agreement pursuant to this provision if Odyssey Re is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•	by Fairfax, if the board of directors of Odyssey Re or the Special Committee will have made a Change in Recommendation prior to the Acceptance Time.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect with no liability on the part of Fairfax, Purchaser or Odyssey Re, except for certain provisions which will survive such termination. However, this will not relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Expenses.  All costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Extension and Waivers.  At any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable, the Special Committee on behalf of Odyssey Re may:

•	extend the time for the performance of any of the obligations or other acts of Fairfax and/or Purchaser;

•	waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered by Fairfax and/or Purchaser pursuant to the Merger Agreement; or

•	waive compliance by Fairfax and/or Purchaser with any of the agreements or with any conditions to Odyssey Re’s obligations.

At any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable, Fairfax may:

•	extend the time for the performance of any of the obligations or other acts of Odyssey Re;

•	waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered by Odyssey Re pursuant to the Merger Agreement; or

•	waive compliance by Odyssey Re with any of the agreements or with any conditions to Fairfax’s or Purchaser’s obligations.

Assignment.  The parties are generally not permitted to assign the Merger Agreement or any of their rights, interests or obligations under the Merger Agreement without the prior written consent of the other parties. However, Purchaser may assign any of its rights and obligations under the Merger Agreement, including the right to purchase any or all of the Shares tendered pursuant to the Offer, to Fairfax or any of Fairfax’s other wholly owned subsidiaries as long as such assignment does not prevent or impair the satisfaction of any of the Offer Conditions or the conditions set forth in the Merger Agreement, or otherwise delay completion of the Offer or consummation of the Merger. Any assignment by Purchaser will not release Purchaser of its obligations under the Merger Agreement.

10.	Appraisal Rights; Rule 13e-3

Appraisal Rights.  Stockholders do not have appraisal rights as a result of the Offer. However, if the Offer is completed, the Merger will be consummated and each stockholder who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Court of Chancery of the State of Delaware of the fair value of the stockholder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the consideration paid in the Merger. A stockholder may withdraw his or her demand for appraisal by delivery of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is set forth in Schedule C attached to this Offer to Purchase.

Appraisal rights cannot be exercised at this time.  The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who tender shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

Rule 13e-3.  Because Fairfax is an affiliate of Odyssey Re, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Odyssey Re and certain information relating to the fairness of the Offer and the Merger and the consideration offered to unaffiliated stockholders be filed with the SEC and disclosed to unaffiliated stockholders. Fairfax has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act. Fairfax does not presently intend to file a Form 15 to evidence the termination of Odyssey Re’s duty to file reports pursuant to Sections 13(a) or 15(d) of the Exchange Act in respect of the Shares until after the Merger is completed.

11.	Transactions and Arrangements Concerning the Shares

Except as set forth above under the “Introduction,” or on Schedule B hereto, none of Fairfax or Purchaser or, to the best of their knowledge, any person listed in Schedule A hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns any Shares.

On December 8, 2006, two subsidiaries of Fairfax, Fairfax Inc. and ORH Holdings Inc., sold an aggregate of 9,000,000 Shares at a price of $34.60 per Share in a registered underwritten public offering pursuant to a prospectus dated December 4, 2006, filed with the SEC on December 5, 2006. On December 14, 2006, Fairfax Inc. sold 1,165,000 Shares at a price of $34.60 per Share, pursuant to the exercise by the underwriters of their over-allotment option to purchase additional Shares from Fairfax Inc. in connection with the public offering. Including the over-allotment Shares, Fairfax Inc. and ORH Holdings Inc. received aggregate proceeds of approximately $338 million in connection with the public offering.

Other than as set forth on Schedule B hereto, described in this Offer to Purchase or as may have been issued by any pension, profit-sharing, compensation or similar plan of Odyssey Re, no transactions in the Shares have been effected during the past 60 days by Fairfax or Purchaser or, to the best of their knowledge, any associate or controlled subsidiary of Fairfax or Purchaser, Odyssey Re or any person listed in Schedule A hereto.

As of September 4, 2009, Anthony F. Griffiths and Brandon W. Sweitzer, both directors of Fairfax, own or control Shares in the amount of 10,996 and 7,986, respectively.

Each of Anthony F. Griffiths, a director of Odyssey Re, and Brandon W. Sweitzer, a director of Odyssey Re, has indicated to Fairfax that he intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares owned by him pursuant to the Offer. Other than Messr. Griffiths and Sweitzer, Fairfax does not know whether or not any other executive officer or director of Odyssey Re intends to tender Shares owned by him or her pursuant to the Offer. To the best of Fairfax’s and Purchaser’s knowledge, none of Odyssey Re or its executive officers, directors or affiliates has made any public recommendation with respect to the Offer or the Merger.

Marshfield Support Agreement.  On September 18, 2009, Fairfax and Marshfield executed a stockholder support agreement (the “Stockholder Support Agreement”). Marshfield is an investment advisor that had, as of the close of market on September 17, 2009 (subject to orders not yet reported to Marshfield by the custodians holding Shares), management and control over 2,739,247 Shares, representing the largest block of Shares held by Odyssey Re’s unaffiliated stockholders. Marshfield is unaffiliated with Fairfax.

Pursuant to the Stockholder Support Agreement, Marshfield has agreed, subject to certain conditions, to tender all of the Shares over which it has management and control no later than five business days after the commencement of the Offer. The Stockholder Support Agreement further provides that, prior to acceptance of the Offer, upon any termination of any client agreement between Marshfield and one of its clients that results in Marshfield no longer having control over any such Shares, then the Stockholder Support Agreement will no longer govern such Shares and will have no force and effect with respect to such Shares. The obligations of Marshfield under the Stockholder Support Agreement will terminate upon the earliest of (i) the Effective Time and (ii) 15 business days after the date of the Stockholder Support Agreement if Fairfax has not commenced the Offer within 15 business days of the Stockholder Support Agreement. Fairfax commenced the Offer on September 23, 2009, which is 3 business days after the date of the Stockholder Support Agreement. The above summary of terms of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is filed as an exhibit to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the Offer, and is incorporated herein by reference.

12.	Related Party Transactions

Odyssey Re and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with the Fairfax Group. Information regarding these transactions, including the amounts involved, is set forth in the Company’s Proxy Statement for its April 22, 2009 Annual Meeting of Shareholders under “Certain Relationships and Related Transactions” and “Controlled Company Status,” filed by Odyssey Re with the SEC on March 16, 2009 and is incorporated herein by reference.

Neither Fairfax nor Purchaser has purchased any Shares within the past two years.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” Fairfax will provide Purchaser with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, on October 21, 2009, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

The Offer is conditioned upon the satisfaction of the Majority of Minority Condition and the satisfaction or waiver of other conditions discussed in “The Offer — Section 11. Conditions to the Offer.” If these conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, subject to complying with applicable law and the rules and regulations of the SEC, to (i) delay acceptance for payment of, or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares or decline to purchase any Shares tendered in the Offer, terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer (other than the Majority of Minority Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension in the manner described below and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If Purchaser is delayed in its payment for the Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule l4e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, unless such bidder elects to establish a subsequent offering period (a “Subsequent Offering Period”) and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended until the expiration of such ten business day period. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Exchange Act, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a Subsequent Offering Period pursuant to which Purchaser may add a period of at least three business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Offer — Section 4. Withdrawal Rights.”

Fairfax has requested and received from Odyssey Re a copy of Odyssey Re’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders and has commenced mailing of this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer, as soon as practicable after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a Subsequent Offering Period following the Offer, Purchaser will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to compliance with Rule l4e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer — Section 1. Terms of the Offer,” the Depositary may, nevertheless retain tendered Shares, on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(e) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to Fairfax or any direct or indirect wholly owned subsidiary of Fairfax, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer in the event of a breach by the transferee or assignee and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The Agent’s Message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if the (i) Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) Shares are tendered for the account of a firm that is participating in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution,” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificate(s) evidencing such stockholder’s Shares are not immediately available, or if such stockholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiration Date, or if such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificate(s) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal is received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Fairfax, Purchaser, the Dealer Manager, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Other Requirements.  By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Odyssey Re’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholders acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup Withholding.  Under the backup withholding provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of the gross proceeds of the Offer. In order to prevent backup United States federal income tax withholding with respect to payments to U.S. Holders (as defined under “Section 5. Certain United States Federal Income Tax Consequences”) of the Offer Price for Shares purchased pursuant to the Offer, each U.S. Holder must provide the Depositary with such U.S. Holder’s correct taxpayer identification number (“TIN”) and certify that such U.S. Holder is not subject to backup withholding by completing the Form W-9 in the Letter of Transmittal, or otherwise establish that such U.S. Holder is not subject to backup withholding. Certain U.S. Holders (including, among others, all corporations) are not subject to backup withholding. If a U.S. Holder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on the U.S. Holder and the payment of cash to the U.S. Holder pursuant to the Offer may be subject to backup withholding. Non-U.S. Holders should complete and sign an applicable Form W-8 (a copy of which may be obtained from the Depositary), or otherwise establish that such Non-U.S. Holder is not subject to backup withholding, in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 23, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Fairfax, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal nor incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during any Subsequent Offering Period by following one of the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Offer — Section 1. Terms of the Offer.”

Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described above.

5.	Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger relevant to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing United States Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to U.S. Holders and Non-U.S. Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, United States expatriates, holders subject to the alternative maximum tax under the Code, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the effect of any United States federal estate or gift tax laws, as well as any state, local, non-United States or other tax laws.

For the purposes of this discussion, a U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer and has such Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, and is: (i) an individual who is a United States citizen or resident for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to United States federal income tax regardless of its source, or (iv) a trust if (a) a United States court is able to exercise supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes. A Non-U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer and has such Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, and that is not a U.S. Holder or a partnership or other pass-through entity.

EACH U.S. HOLDER AND NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

Sale of Shares.  The receipt of cash for Shares pursuant to the Offer or the Merger by a U.S. Holder will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a U.S. Holder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged in the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger (as applicable). In general, long-term capital gain of a non-corporate U.S. Holder (including an individual U.S. Holder) will be subject to a maximum United States federal income tax rate of 15%. There are limitations on the deductibility of capital losses.

Backup Withholding.  Payments to a U.S. Holder in connection with the Offer or Merger may be subject to backup withholding at a rate of 28% unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. U.S. Holders may prevent backup withholding by completing and signing the Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. Holder’s United States federal income tax liability, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Sale of Shares.  Any gain realized upon the receipt of cash for Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will not be subject to United States federal income tax unless: (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (ii) the Non-U.S. Holder is a nonresident alien individual that will be present in the United States for 183 days or more during the taxable year of Offer or the Merger (as applicable), and certain other requirements are met, or (iii) the Shares constitute a “United States real property interest” for United States federal income tax purposes with respect to the Non-U.S. Holder by reason of Odyssey Re’s status as a “United States real property holding corporation” (a “USRPHC”) at any time within the shorter of the five-year period preceding the Offer or Merger (as applicable) or the Non-U.S. Holder’s holding period for Shares. Odyssey Re has not disclosed in its public filings that it is or has been a USRPHC. However, even if Odyssey Re is or has been a USRPHC, a Non-U.S. Holder would not be subject to United States federal income tax as long as the Non-U.S. Holder actually or constructively holds or held, during the applicable period, 5% or less of Odyssey Re’s common stock.

Unless an applicable income tax treaty provides otherwise, gain described in (i) in the preceding paragraph will be subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder recognizing such gain were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules. Gain recognized by an individual Non-U.S. Holder described in (ii) in the preceding paragraph will be subject to United States federal income tax at a flat 30% rate (unless an applicable income tax treaty provides otherwise), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States for United States federal income tax purposes).

Backup Withholding.  Payments to a Non-U.S. Holder in connection with the Offer or Merger may be subject to backup withholding at a rate of 28% unless such a Non-U.S. Holder furnishes the required certification as to its non-United States status by providing the applicable Form W-8 (a copy of which can be obtained from the Depositary) or by otherwise establishing that such Non-U.S. Holder is not subject to backup withholding. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Non-U.S. Holder’s United States federal income tax liability, if any, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Non-U.S. Holder should consult its tax advisor as to such Non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of the Shares; Dividends

The Shares are listed on the NYSE under the symbol “ORH.” The following table sets forth, for each of the fiscal quarters indicated, the high and low closing prices per Share on the NYSE.

	Common Stock
Quarter Ended	High	Low

September 30, 2007	$44.02	$32.51
December 31, 2007	41.76	34.16
March 31, 2008	39.52	34.77
June 30, 2008	38.07	35.10
September 30, 2008	47.99	35.32
December 31, 2008	52.20	31.55
March 31, 2009	54.56	35.75
June 30, 2009	42.78	37.09
September 30, 2009 (through September 22, 2009)	64.85	39.03

On September 4, 2009, the last trading day before Fairfax announced that it is proposing to acquire all of Odyssey Re’s common stock, the per share closing price of Odyssey Re common stock reported on the NYSE was $50.07. On September 22, 2009, the last full trading day prior to the date of the commencement of the Offer, the closing sales price of the Shares on the NYSE was $64.62 per Share. Stockholders are urged to obtain a current market price for the Shares.

Odyssey Re has historically declared cash dividends quarterly. However, the declaration and payment of future dividends, if any, by Odyssey Re will be at the discretion of Odyssey Re’s board of directors and will depend on, among other things, Odyssey Re’s financial condition, general business conditions and legal restrictions regarding the payment of dividends by Odyssey Re, and other factors.

Dividend
Date of Dividend Payment	Per Share

September 28, 2007	$0.0625
December 28, 2007	0.0625
March 28, 2008	0.0625
June 27, 2008	0.0625
September 26, 2008	0.075
December 28, 2008	0.075
March 31, 2009	0.075
June 30, 2009	0.075

7.	Certain Information Concerning Odyssey Re

General.  The information concerning Odyssey Re contained in this Offer to Purchase has been furnished by Odyssey Re or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources.

Odyssey Re Holdings Corp.’s principal offices are located at 300 First Stamford Place, Stamford, Connecticut 06902, and its telephone number at such address is 203-977-8000.

Financial Information.  Certain financial information relating to Odyssey Re is hereby incorporated by reference to the audited financial statements for Odyssey Re’s 2007 and 2008 fiscal years set forth in Odyssey Re’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Odyssey Re 10-K”), beginning on page 100 of such report. Certain financial information relating to Odyssey Re is also hereby incorporated by reference to the unaudited balance sheets, comparative year-to-date income statements and related earnings per share data and statements of cash flows for the six months ended June 30, 2009 set forth in Odyssey Re’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “Odyssey Re 10-Q”), beginning on page 2. The reports have been filed with the SEC and the securities regulatory authority of each of the provinces of Canada and may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” below.

ODYSSEY SELECTED FINANCIAL INFORMATION

The following table sets forth summary historical financial data for Odyssey Re as of and for the six months ended June 30, 2009 and 2008 and for each of the years ended December 31, 2008 and 2007.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited financial statements and other financial information contained in the Odyssey Re 10-K and the unaudited interim financial statements and other financial information contained in the Odyssey Re 10-Q for the quarterly period ended June 30, 2009, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Odyssey Re with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in the Odyssey Re 10-K, and as Item 1 in the Odyssey Re 10-Q, are hereby incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC and the NYSE in the manner set forth below.

	Year Ended December 31,				Six Months Ended June 30,
	2008		2007		2009		2008
	(In thousands, except share and per share data)

GAAP Consolidated Statements of Operations Data:
Gross premiums written	$2,294,542		$2,282,682		$1,066,308		$1,143,712
Net premiums written	2,030,821		2,089,443		938,786		1,021,302
Net premiums earned	2,076,364		2,120,537		950,489		1,026,966
Net investment income	255,199		329,422		160,427		137,824
Net realized investment gains	692,259		539,136		82,542		409,828

Total revenues	3,023,822		2,989,095		1,066,752		1,533,415

Losses and loss adjustment expenses	1,508,725		1,408,364		639,494		712,304
Acquisition costs	418,005		437,257		190,848		213,193
Other underwriting expenses	175,013		178,555		87,127		86,395
Other (income) expense, net	60,419		14,006		(11,251)		19,210
Interest expense	34,180		37,665		15,903		17,437
Loss on early extinguishment of debt	—		—		—		—

Total expenses	2,196,342		2,075,847		922,121		1,048,539

Income before income taxes	827,480		913,248		144,631		484,876
Federal and foreign income tax provision	278,472		317,673		27,291		166,991

Net income	549,008		595,575		117,340		317,885
Preferred dividends	(7,380)		(8,345)		(2,670)		(3,687)
Gain on redemption of Series B preferred shares	1,456		—		7,997		—

Net income available to common shareholders	$543,084		$587,230		$122,667		$314,198

BASIC
Weighted average common shares outstanding	63,384,032		70,443,600		59,150,960		66,435,956

Basic earnings per common share	$8.57		$8.34		$2.04		$4.67

DILUTED
Weighted average common shares outstanding	63,870,337		71,387,255		59,581,273		66,908,950

Diluted earnings per common share(1)(2)	$8.50		$8.23		$2.04		$4.66

Dividends per common share	$0.275		$0.250		$0.150		$0.125

GAAP Underwriting Ratios:
Losses and loss adjustment expense ratio	72.7%		66.4%		67.3%		69.4%
Underwriting expense ratio	28.5		29.1		29.2		29.1

Combined ratio	101.2%		95.5%		96.5%		98.5%

GAAP Consolidated Balance Sheet Data:
Total investments and cash	$7,892,538		$7,779,444		8,090,058		7,892,538
Total assets	9,726,509		9,501,001		10,150,029		9,726,509
Unpaid losses and loss adjustment expenses	5,250,484		5,119,085		5,403,728		5,250,484
Debt obligations	489,278		489,154		489,340		489,278
Total shareholders’ equity	2,827,735		2,654,700		3,138,352		2,827,735
Book value per common share(3)	$45.37		$36.78		$51.90		$40.61
Ratio of earnings to combined fixed charges and preference dividends(4)	18.09	x	17.69	x	7.38	x	20.33x

(1)	The Emerging Issues Task Force (“EITF”) Issue 4-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share,” which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, be included in diluted earnings per share. The terms of Odyssey Re’s convertible senior debentures, which were issued in June 2002, (see Note 13 to Odyssey Re’s consolidated financial statements included in the Odyssey Re 10-K) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of Odyssey Re’s convertible senior debentures to common shares has been assumed when calculating Odyssey Re’s diluted earnings per share for the years ended December 31, 2004 through 2007. See Notes 2(l) and 5 to Odyssey Re’s consolidated financial statements included in the Odyssey Re 10-K.

(2)	Inclusion of restricted common shares, stock options and the effect of the conversion of Odyssey Re’s convertible debt to common shares would have an anti-dilutive effect on the 2005 diluted loss per common share (i.e., the diluted loss per common share would be less than the basic loss per common share). Accordingly, such common shares were excluded from the calculations of the 2005 diluted loss per common share. See Notes 2(l) and 5 to Odyssey Re’s consolidated financial statements included in Odyssey Re’s 10-K.

(3)	Book value per common share, a non-GAAP financial measure often used by investors, is calculated using common shareholders’ equity, a non-GAAP financial measure, which represents total shareholders’ equity, a GAAP financial measure, reduced by the equity attributable to Odyssey Re’s preferred stock, which was issued during 2005. The common shareholders’ equity is divided by Odyssey Re’s common shares outstanding at each respective year end to derive book value per common share as reflected in the following table.

(4)	For purposes of computing Odyssey Re’s ratio of earnings to combined fixed charges and preference dividends, earnings is comprised of income before income taxes excluding undistributed income (loss) from equity investees and fixed charges and including distributions received from equity investees. Combined fixed charges and preference dividends consists of interest expense, amortization of capitalized debt issuance costs, one-third of rental payments under operating leases (estimated by management to be the interest factor of such rentals) and preference dividends.

	As of December 31,		As of June 30,
	2008	2007	2009	2008
	(In millions, except per share and share amounts)

Total shareholders’ equity	$2,827.7	$2,654.7	$3,138.4	$2,691.5
Less: shareholders’ equity related to preferred stock	94.4	97.5	77.2	97.5

Total common shareholders’ equity	$2,733.3	$2,557.2	$3,061.2	$2,594.0

Common shares outstanding	60,242,949	69,521,494	58,980,352	63,883,378

Book value per common share	$45.37	$36.78	$51.90	$40.61

Except as otherwise set forth herein, the information concerning Odyssey Re contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Fairfax, Purchaser, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Fairfax, Purchaser, the Information Agent and the Dealer Manager cannot and do not take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Odyssey Re to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Fairfax, Purchaser, the Information Agent or the Dealer Manager.

Available Information.  Odyssey Re’s common stock is registered under the Exchange Act. Accordingly, Odyssey Re is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Odyssey Re’s directors and officers, their remuneration, stock options granted to them, the principal holders of Odyssey Re’s securities and any material interest of such persons in transactions with Odyssey Re is required to be disclosed in proxy statements distributed to Odyssey Re’s stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Odyssey Re’s filings are also available to the public on the SEC’s website

(http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Odyssey Re is also a reporting issuer in each of the provinces of Canada and files reports with securities regulatory authorities in Canada. Copies of Odyssey Re’s filings are available to the public on the Canadian Securities Administrators’ website (http://www.sedar.com).

You may contact Innisfree M&A Incorporated, the information agent for the Offer, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or call toll free at 1-877-750-9499 to request copies of documents incorporated by reference without charge.

8.	Certain Information Concerning Purchaser and Fairfax

Fairfax is a financial services holding company primarily engaged in property and casualty insurance and reinsurance. Fairfax is a Canadian corporation incorporated under the Canada Business Corporations Act. Fairfax provides a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Fairfax. Purchaser was formed in 2009 specifically to acquire and hold the Shares.

The principal offices of Purchaser and Fairfax are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada. The telephone number for Purchaser and Fairfax is (416) 367-4941.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of Purchaser and Fairfax are set forth in Schedule A to this Offer to Purchase.

Purchaser and Fairfax have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

9.	Source and Amount of Funds

The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to complete the Offer and consummate the Merger, and expected to be incurred by Fairfax, is estimated to be approximately $1.1 billion, plus related transaction fees and expenses. See “The Offer — Section 14. Fees and Expenses.” Fairfax completed an equity offering on September 11, 2009 of 2,881,844 subordinate voting shares pursuant to which it raised approximately $983.0 million, the proceeds of which, combined with cash on hand, will be used to fund the Offer Price payable for all Shares tendered pursuant to the Offer and for all Shares cancelled pursuant to the Merger, if any, as well as all transaction fees and expenses.

10.	Dividends and Distributions

If, at any time on or after the date hereof, Odyssey Re declares or pays any dividend or other distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split) with respect to the Shares (other than the dividend announced by Odyssey Re on August 25, 2009 payable on September 30, 2009 to holders of record of Shares on September 15, 2009) that is payable or distributable to stockholders of record on a date occurring prior to the transfer to the name of Purchaser or its nominees or transferees on Odyssey Re’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights described in “The Offer — Section 11. Conditions to the Offer,” (i) the purchase price per Share payable by Purchaser pursuant to the Offer will reduced in the amount of any such cash dividend or distribution and (ii) the whole of any non-cash dividend or distribution (including, without limitation, additional Shares) will be required to be remitted promptly and transferred by each tendering stockholder to the Depositary for the account of Purchaser accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, as determined by Purchaser in its sole discretion.

If, on or after the date hereof, Odyssey Re should split the Shares or combine or otherwise change the Shares or its capitalization, then, without prejudice to Purchaser’s rights described under the heading “The Offer — Section 11. Conditions to the Offer,” appropriate adjustments to reflect such split, combination or change may be made by Purchaser in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

11.	Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer pursuant to the Merger Agreement, Purchaser will, subject to the terms of the Merger Agreement, not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer, if:

•	the Majority of Minority Condition shall not have been satisfied;

•	the Special Committee and/or the board of directors of Odyssey Re shall have made a Change in Recommendation;

•	there shall be in effect any order, decree, ruling or action of any United States or Canadian federal or state governmental or regulatory authority restraining, enjoining or otherwise prohibiting the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement necessary to effect the Offer or the Merger;

•	the representations and warranties of Odyssey Re set forth in the Merger Agreement shall not be true and correct as of the Expiration Date as though made on or as of such date (other than any such representation or warranty that is made only as of a specified date, in which case as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•	Odyssey Re shall not have performed or complied with, in all material respects, any of its covenants or agreements contained in the Merger Agreement at or prior to the Expiration Date, to the extent required to be performed at or prior to the Expiration Date;

•	any of the Governmental Approvals shall not have been received, to the extent such Governmental Approvals are required to be obtained at or prior to the Expiration Date; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions, other than the Majority of Minority Condition, are for the sole benefit of Fairfax, Purchaser and their respective affiliates (other than Odyssey Re and its subsidiaries) and may be asserted by Fairfax or Purchaser regardless of the circumstances (including any action or inaction by Fairfax or Purchaser) giving rise to any such conditions or may be waived by Fairfax or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Fairfax or Purchaser. The Majority of Minority Condition may not be waived by Fairfax or Purchaser. The determination as to whether any condition has been satisfied will be made in the sole judgment of Fairfax and Purchaser and will be final and binding. The failure by Fairfax or Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date of the Offer.

12.	Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price.

Stock Listing.  The Shares are listed on the NYSE. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the

Shares if, among other things: (i) the number of total stockholders falls below 400; (ii) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (iii) the number of publicly held Shares (exclusive of holdings of directors and officers of Odyssey Re and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. According to Odyssey Re, as of September 17, 2009, there were 58,430,892 Shares outstanding (excluding treasury Shares).

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc. or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

Exchange Act Registration.  Odyssey Re’s common stock is currently registered under the Exchange Act. Registration of the common stock under the Exchange Act may be terminated upon application of Odyssey Re to the SEC, if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the common stock under the Exchange Act would substantially reduce the information required to be furnished by Odyssey Re to its stockholders and to the SEC in respect of Odyssey Re’s common stock and would make certain provisions of the Exchange Act no longer applicable to Odyssey Re, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of Odyssey Re and persons holding “restricted securities” of Odyssey Re to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser currently intends to seek the delisting of Odyssey Re’s common stock from the NYSE and to cause Odyssey Re to terminate the registration of the common stock under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

Canadian Reporting Requirements.  If and when shares of Odyssey Re’s common stock are no longer widely held, Odyssey Re may cease to be subject to the public reporting and proxy solicitation requirements under Canadian provincial securities laws. If the requirements for Odyssey Re to cease to be a reporting issuer under Canadian provincial securities laws are satisfied, subsequent to the completion of the Merger, Purchaser intends to cause Odyssey Re to cease to be a reporting issuer in each of the provinces of Canada.

Margin Regulations.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of Odyssey Re’s common stock under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

13.	Certain Legal Matters; Regulatory Approvals

General.  Except as described in this Section 13, based on a review of publicly available filings by Odyssey Re with the SEC, neither Fairfax nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of Odyssey Re that might be adversely affected by the acquisition of Shares by Fairfax or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as discussed herein, any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Fairfax presently contemplate that such approval or other action will be sought, except as described below under “State Anti-takeover Statutes.” While Purchaser does not presently believe that any competition waiting period or approval will materially delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer, pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences materially adverse to Odyssey Re’s business or that material parts of Odyssey Re’s business might not have to be disposed of, or other substantial conditions complied with, in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See “The Offer — Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

Requirements for a Merger.  If following the consummation of the Offer, or the exercise of the top up option contained in the Merger Agreement, the Fairfax Group owns 90% or more of the outstanding Shares, subject to receipt of any required insurance regulatory approvals, Purchaser will, pursuant to the Merger Agreement, consummate, as soon as reasonably practicable, a Merger with Odyssey Re in which all outstanding Shares not owned by the Fairfax Group will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest, but subject to applicable withholding of taxes. Under the DGCL, if the Fairfax Group owns 90% or more of the outstanding Shares, Purchaser would be able to effect a Merger under the short-form merger provisions of the DGCL without a vote of, or prior notice to, Odyssey Re’s board of directors or stockholders.

If the Offer is completed and the Fairfax Group does not own a number of Shares representing at least 90% of the Shares, Fairfax, as Odyssey Re’s majority stockholder, intends to approve the Merger by written consent without the affirmative vote of any other Odyssey Re stockholder in accordance with the Merger Agreement.

State Anti-takeover Statutes.  A number of states have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a United States federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Odyssey Re is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (generally defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Odyssey Re has not opted out of Section 203 of the DGCL.

The Fairfax Group has owned more than 15% of Odyssey Re’s common stock prior to, and at all times since, the Shares became publicly traded, and in any event, has owned the Shares for more than three years. In addition, the board of directors of Odyssey Re has approved the Merger Agreement, including the Offer and the Merger. Accordingly, Section 203 of the DGCL will not apply to, or be an impediment to the consummation of, the Merger or the other transactions contemplated by the Merger Agreement.

Odyssey Re conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Fairfax and Purchaser do not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer or the Merger, and neither Fairfax nor Purchaser has attempted to comply with any state anti-takeover statute or regulation.

Fairfax and Purchaser reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Fairfax or Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in completing the Offer. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer and consummating the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See “The Offer — Section 11. Conditions to the Offer.”

Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the consummation of the Merger is not subject to these requirements because Fairfax currently owns in excess of 50% of the issued and outstanding Shares.

The FTC and the DOJ frequently scrutinize the legality of mergers and acquisitions under United States Antitrust Laws (as defined herein) of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, the DOJ or the FTC could take such action under United States Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Fairfax or its subsidiaries. Private parties, as well as state governments, may also bring legal action under United States Antitrust Laws under certain circumstances. Fairfax and Purchaser believe that the acquisition of Shares by Purchaser and the consummation of the Merger will not violate United States Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See “The Offer — Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

As used in this Offer to Purchase, “United States Antitrust Laws” means and includes the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Fairfax and Odyssey Re conduct operations in a number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. Fairfax and Purchaser currently intend to make filings or seek approvals in certain other jurisdictions if necessary; however, Fairfax and Purchaser do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. Fairfax and Purchaser believe that the transactions contemplated hereby should be approved without any conditions in all countries, if any, where approval is required. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.

Federal Reserve Board Regulations.  Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. Fairfax and Purchaser will ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

State Insurance Regulatory Approvals.  Completion of the Offer and Merger may be subject to certain requirements for prior notice to and/or approval by state insurance regulators in California, Delaware and Connecticut. Odyssey Re has insurance subsidiaries incorporated under the laws of Connecticut, Delaware and New York and an insurance subsidiary that is “commercially domiciled” in California.

The insurance holding company laws and regulations in the various states within the U.S. contain similar provisions to the effect that tender offers or agreements for the acquisition of control of a domestic insurer, or of any person that indirectly controls a domestic insurer, cannot be consummated unless the acquiring person or entity has filed with the relevant insurance regulator an application for the acquisition of control (referred to as a “Form A Statement”) and has obtained the regulator’s prior approval based upon the Form A Statement. “Control” is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote ten percent or more of the voting securities of any person. In acting on the Form A Statement, insurance regulators evaluate the competency and integrity of the management of the applicant and persons that control the applicant, their finances and their plans for the insurers.

Generally, the Form A Statement filing and prior approval requirements do not apply when a person or entity seeking to acquire shares of an insurer or its parent already holds a controlling interest in the domestic insurer, whether directly or indirectly through subsidiaries. Some states automatically exempt from these requirements transactions involving share acquisitions within the same group of companies that already has a controlling interest in the insurer, even if the entity owning shares following the acquisition was not previously in the direct chain of ownership of the insurer. Other states do not provide for an automatic exemption if the entity that is acquiring shares was not previously in the direct chain of ownership. In those states, an insurer may apply for an order exempting the transaction from the formal requirements for a Form A Statement and approval on ground that the transaction was not made or entered into for the purpose and does not have the effect of changing or influencing the control of a domestic insurer or is otherwise not comprehended within the purposes of the applicable prior approval statute. Because Purchaser is a newly formed entity, it has not been approved as a controlling entity with respect to Odyssey Re’s insurance subsidiaries. Consequently, unless an exemption is granted, the filing of a Form A Statement and prior approval of applicable insurance regulators in California, Connecticut and Delaware may be required for completion of the Offer. If Purchaser assigns the Offer prior to completion to an entity within the Fairfax group that already owns a controlling interest (within the meaning of applicable insurance laws) in Odyssey Re, then such approvals or exemptions may not be required.

Certain actions taking place in connection with the Merger also may be subject to prior notice and approval requirements applicable to transactions between a domestic insurance company and its affiliates. In particular, as a preliminary step to a Short Form Merger, certain insurance subsidiaries of Fairfax will transfer nominal ownership of their Odyssey Re shares to Purchaser. Under the various state insurance laws, a domestic insurer may not enter into certain specified transactions in excess of specified size thresholds with an affiliate unless the insurer has provided state insurance regulators thirty days’ prior notice and the transaction has not been disapproved during that time. Depending upon the results of the tender offer, the affiliate shareholdings to be transferred to Purchaser by its insurance company affiliates may exceed the thresholds for the application of these statutes. Fairfax does not believe that the change of nominal ownership triggers these requirements, but there can be no assurance that relevant state insurance regulators will not require such prior notice and non-disapproval, in which case prior notice and non-disapproval will be required in California and/or Delaware.

United Kingdom Insurance Regulatory Approvals.  Prior to consummation of the Offer or the Merger, Fairfax will be required to obtain certain insurance regulatory approvals in the United Kingdom.

Financial Services Authority consent.  The UK’s Financial Services Authority (“FSA”) regulates the acquisition of “control” of any person authorized under Financial Services and Markets Act 2000 (“FSMA”). Newline Insurance Company Limited and Newline Underwriting Management Limited, both subsidiaries of Odyssey Re, are FSMA authorized persons. Any company or individual that (together with any person with whom the company or individual is acting in concert) directly or indirectly acquires 10% or more of the shares in a UK authorized person or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized person or its parent company, would be considered to have acquired “control” for the purposes of FSMA, as would a person who had significant influence over the management of such authorized person or its parent company by virtue of his shareholding or voting power in either. A purchaser of 10% or more of the shares of common stock of Odyssey Re would therefore be considered to have acquired “control” of those persons.

Under FSMA, any person proposing to acquire “control” over a UK authorized person must give prior notification to the FSA of its intention to do so. The FSA has 60 working days to consider that person’s application to acquire “control.” In considering whether to approve such application, the FSA must be satisfied that the acquirer is a suitable person to have such “control” and must consider the financial soundness of the acquisition in order to ensure the sound and prudent management of the UK authorized person. Failure to make the relevant prior application could result in action being taken against Newline Insurance Company Limited and Newline Underwriting Management Limited by the FSA. It could also result in criminal sanctions being applied to the proposed controller, and restrictions on the exercise of rights connected to the acquired shares, and an order for the sale or transfer of the improperly acquired shares.

A person who is already an approved controller by virtue of holding 10% or more of the Shares or being entitled to exercise or control the exercise of 10% or more of the voting power in Odyssey Re will nevertheless require the prior approval of the FSA and Lloyd’s if it intends to increase its level of control to match or exceed 20%, 30% and 50%.

Lloyd’s consent.  As a result of Odyssey Re being a parent company of Newline Underwriting Management Limited (a managing agent at Lloyd’s) and of Newline Corporate Name Limited, the corporate member of the Odyssey group, the consent of Lloyd’s will be required for any individual, group or institution that intends to hold 10% or more of the Shares as it will then be regarded as a controller of these companies. Further, if a person becomes a controller of Newline Corporate Name Limited, and is or becomes a controller of another Lloyd’s corporate member (a “connected corporate member”), Lloyd’s has certain rights it may exercise pursuant to the membership agreement between it and each of the group corporate members, in circumstances where the connected corporate member has failed to discharge a Lloyd’s obligation (such as an underwriting obligation incurred as a member of Lloyd’s). For example, if the connected corporate member has failed to discharge an obligation to make a payment, then Lloyd’s may require Newline Corporate Name Limited to assign to Lloyd’s its rights, title, interests and expectancy in and to its premiums trust fund until such time as Lloyd’s has been paid out of those funds an amount equal to the amount which the connected corporate member has failed to pay, together with interest. Lloyd’s may also require Newline Corporate Name Limited to pay a contribution to the New Central Fund where the connected corporate member has failed to pay its contribution, together with interest. Any such exercise of such rights by Lloyd’s in such circumstances could adversely affect the financial results of Odyssey Re and its consolidated subsidiaries.

14.	Fees and Expenses

Fairfax has engaged BofA Merrill Lynch to act as Dealer Manager in connection with the Offer. BofA Merrill Lynch has provided certain financial advisory services to Fairfax in connection with the Offer. Fairfax will pay BofA Merrill Lynch customary compensation for such services in connection with the Offer and the Merger. Fairfax has agreed to reimburse BofA Merrill Lynch for its reasonable travel and other expenses incurred in connection with its engagement, including reasonable fees and expenses of its legal counsel, Dewey & LeBoeuf LLP, and to indemnify BofA Merrill Lynch and its affiliates against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Purchaser and Fairfax have retained Innisfree M&A Incorporated to serve as the Information Agent and BNY Mellon Shareowner Services to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

Except as discussed above, neither Fairfax nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The following is an estimate of fees and expenses to be incurred by Fairfax and Purchaser in connection with the Offer:

Financial Advisor	$4,000,000.00
Filing	58,150.00
Depositary	12,500.00
Information Agent (including mailing)	85,000.00
Legal	1,500,000.00
Printing	100,000.00
Accounting and Tax	250,000.00
Miscellaneous	200,000.00

Total	$6,205,650.00

In addition, Odyssey Re will incur its own fees and expenses in connection with the Offer. Odyssey Re will not pay any of the fees and expenses to be incurred by Fairfax and Purchaser.

15.	Miscellaneous

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares other than Fairfax and its subsidiaries, including Purchaser. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF FAIRFAX OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser and Fairfax have filed with the SEC a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-3 and 13e-3 under the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer, which includes the information required by Schedule 13E-3. Such Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in “The Offer — Section 7. Certain Information Concerning Odyssey Re — Available Information.”

FAIRFAX INVESTMENTS USA CORP.

September 23, 2009

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND
EXECUTIVE OFFICERS OF PURCHASER AND FAIRFAX

1. Directors and Executive Officers of Fairfax.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Fairfax. Unless otherwise indicated, each such person is a citizen of Canada, the business address of each such person is c/o Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7 and the telephone number of each such person is (416) 367-4941. Neither Fairfax nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

V. Prem Watsa (Chairman and Chief Executive Officer)	Present occupation(s): Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited; Vice President, Hamblin Watsa Investment Counsel Ltd., director of ICICI Bank Ltd. and Chairman of Northbridge Financial Corporation, Crum & Forster Holdings Corp. and Odyssey Re Holdings Corp.
Positions in past five years: See present occupation.
Anthony F. Griffiths (director)	Present occupation(s): Independent Business Consultant and director of Northbridge Financial Corporation, Crum & Forster Holdings, Vitran Corporation Inc., PreMD Inc., Bronco Energy Ltd., Jaguar Mining Inc. and AbitibiBowater and Chairman of Russel Metals Inc. and Novadaq Technologies Inc.
Positions in past five years: See present occupation.
Robert J. Gunn (director)	Present occupation(s): Independent Business Consultant and director of Northbridge Financial Corporation, Crum & Forster Holdings, Energy Split Corp Inc. and Energy Split Corp. II Inc.
Positions in past five years: See present occupation.
Alan D. Horn (director)	Present occupation(s): Chairman of Rogers Communications Inc.
Positions in past five years: President and Chief Executive Officer of Rogers Telecommunications Limited; Vice-President, Finance and Chief Financial Officer of Rogers Communication Inc.
Address: Rogers Communications Inc. 333 Bloor Street East, Toronto, Ontario, Canada M4W 1G9
David L. Johnston (director)	Present occupation(s): President and Vice-Chancellor of the University of Waterloo and Professor; director of Masco Corp., CGI Group Inc. and ARISE Technologies Corporation.
Positions in past five years: See present occupation.
Address: University of Waterloo 200 University Avenue West Waterloo, Ontario, Canada N2L 3G1
Brandon W. Sweitzer (director) (United States citizen)	Present occupation(s): Senior Fellow of the United States Chamber of Commerce and director of Odyssey Re Holdings Corp., Falcon Insurance Company and First Capital Insurance Limited.
Positions in past five years: See present occupation.
Address: United States Chamber of Commerce 1615 H Street, NW Washington, DC 20062 USA

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Greg Taylor (Vice President and Chief Financial Officer)	Present occupation(s): Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited
Positions in past five years: Chief Financial Officer and Corporate Secretary, Northbridge Financial Corporation; Vice President, Hamblin Watsa Investment Counsel Ltd.
Eric P. Salsberg (Vice President, Corporate Affairs)	Present occupation(s): Vice President, Corporate Affairs, Fairfax Financial Holdings Limited
Positions in past five years: See present occupation.
Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Present occupation(s): Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited
Positions in past five years: See present occupation.
Paul Rivett (Vice President and Chief Legal Officer)	Present occupation(s): Vice President and Chief Legal Officer, Fairfax Financial Holdings Limited
Positions in past five years: Vice President and Chief Operating Officer, Hamblin Watsa Investment Counsel Ltd.

2. Directors and Executive Officers of Purchaser.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Unless otherwise indicated, each such person is a citizen of Canada, the business address of each such person is c/o Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7 and the telephone number of each such person is (416) 367-4941. Neither Purchaser nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

V. Prem Watsa (Chairman, President and Director)	Present occupation(s): Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited; Vice President, Hamblin Watsa Investment Counsel Ltd., director of ICICI Bank Ltd. and Chairman of Northbridge Financial Corporation, Crum & Forster Holdings Corp. and Odyssey Re Holdings Corp.
Positions in past five years: See present occupation.
Eric P. Salsberg (Vice President and Director)	Present occupation(s): Vice President, Corporate Affairs, Fairfax Financial Holdings Limited
Positions in past five years: See present occupation.
Bradley P. Martin (Vice President, Treasurer, Secretary and Director)	Present occupation(s): Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited
Positions in past five years: See present occupation.

A-2

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth (i) the current ownership of Shares by Fairfax, Purchaser and their respective directors and executive officers and (ii) the purchases of Shares by the respective directors and executive officers of Fairfax and Purchaser during the past sixty days.

	Securities Ownership
			Securities
		Percent	Transactions
Filing Person	Number	(1)	for Past 60 Days

Fairfax Financial Holdings Limited	42,399,400	72.6	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
V. Prem Watsa	42,399,400	72.6	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Anthony F. Griffiths	10,996	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Robert J. Gunn	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Alan D. Horn	0	*	—
Rogers Communications Inc., 333 Bloor Street East Toronto, Ontario, Canada M4W 1G9
David L. Johnston	0	*	—
University of Waterloo 200 University Avenue West Waterloo, Ontario, Canada N2L 3G1
Brandon W. Sweitzer	7,986	*	—
United States Chamber of Commerce 1615 H Street, NW Washington, DC 20062 USA
Greg Taylor	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Eric P. Salsberg	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Bradley P. Martin	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Paul Rivett	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
All directors and executive officers of Fairfax Financial Holdings Limited as a group	42,418,382	72.6	—
FAIRFAX INVESTMENTS USA CORP.	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7

	Securities Ownership
			Securities
		Percent	Transactions
Filing Person	Number	(1)	for Past 60 Days

V. Prem Watsa	42,399,400	72.6	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Eric P. Salsberg	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
Bradley P. Martin	0	*	—
95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7
All directors and executive officers of Fairfax Investments USA Corp. as a group	42,399,400	72.6	—

* Less than 1 percent.

B-2

SCHEDULE C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of Odyssey Re or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Hand:	By Overnight Courier:
Corporate Actions Department	Corporate Actions Department	Corporate Actions Department
P.O. Box 3301	480 Washington Blvd., 27th Floor	480 Washington Blvd., 27th Floor
South Hackensack, NJ 07606	Jersey City, NJ 07310	Jersey City, NJ 07310
USA	USA	USA

By Facsimile Transmission:
(201) 680-4626

To Confirm Facsimile Transmissions:
(201) 680-4860
(For Confirmation Only)

Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 750-9499
Banks & Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Bank of America Tower
One Bryant Park, 8th Floor
New York, NY 10036
Call Toll-Free: (888) 803-9655